News Release
CIBC Announces Second Quarter 2009 Results
Toronto, ON — May 28, 2009 — CIBC (CM: TSX; NYSE) announced a net loss of $51 million for the second quarter ended April 30, 2009, compared with a net loss of $1.1 billion for the same period last year. Diluted loss per share was $0.24, compared with a diluted loss per share of $3.00 a year ago. Cash diluted loss per share was $0.211, compared with a cash diluted loss per share of $2.981 a year ago.
     CIBC’s Tier 1 and Total capital ratios at April 30, 2009 remain strong, at 11.5% and 15.9%, respectively. During the quarter, CIBC strengthened its capital position with the issuance of $525 million of preferred shares and $1.6 billion of Tier 1 Notes through CIBC Capital Trust.
     “Our core businesses performed well this quarter. Retail Markets continued to deliver solid results against a backdrop of a challenging market environment and Wholesale Banking generated good revenue momentum while making further progress in the area of risk and maintaining discipline around expenses,” says Gerald T. McCaughey, President and Chief Executive Officer of CIBC. “We also continued to focus on balance sheet strength as evidenced by our Tier 1 capital ratio which is amongst the strongest of any bank in North America.”
     “Losses in structured credit did impact our results but the bulk of these losses occurred early in the quarter before market conditions improved,” adds McCaughey. “The rate of deterioration in the broader economy appeared to slow and liquidity levels recovered during the quarter — both of which are encouraging signs as we head into the last half of the year.”
     Results for the second quarter of 2009 were affected by the following items of note aggregating to a negative impact of $1.65 per share:
•	$475 million ($324 million after-tax, or $0.85 per share) loss on structured credit run-off activities, driven primarily by a deterioration in the credit quality of financial guarantors, particularly early in the second quarter, as well as mark-to-market (MTM) losses on certain underlying positions within the structured credit run-off portfolios hedged by financial guarantors. These factors were mitigated by a decline in the fair value of the limited recourse note payable to a third party and MTM gains, net of credit valuation adjustments, on purchased credit derivatives that are unmatched or hedging Held-To-Maturity (HTM) securities;

•	$168 million ($115 million after-tax, or $0.30 per share) negative impact of narrowing credit spreads on the MTM of credit derivatives in CIBC’s corporate loan hedging programs. These MTM losses reversed previous gains and were incurred later in the second quarter as market conditions improved;

•	$159 million foreign exchange gain ($3 million after-tax, or $0.01 per share) on repatriation activities;

•	$100 million of valuation charges ($65 million after-tax, or $0.17 per share) related to certain trading and available for sale positions in exited and other run-off businesses;

•	$65 million ($44 million after-tax, or $0.11 per share) provision for credit losses in the general allowance;

•	$57 million ($0.15 per share) write off of future tax assets mainly due to lower future statutory tax rates;

•	$49 million ($29 million after-tax, or $0.08 per share) of net losses/write-downs on CIBC’s legacy merchant banking portfolio.

     The net loss of $51 million for the second quarter of 2009 compared to net income of $147 million for the prior quarter. Diluted loss per share and cash diluted loss per share of $0.24 and $0.211, respectively, for the second quarter of 2009 compared to diluted earnings per share and cash diluted earnings per share of $0.29 and $0.311, respectively, for the prior quarter, which included items of note that aggregated to a negative impact on results of $1.36 per share.
Update on business priorities
Capital strength
CIBC continues to emphasize capital strength as a key area of focus.
     CIBC’s Tier 1 capital ratio of 11.5%, which is among the highest of major commercial banks in North America, is well above CIBC’s target of 8.5% and the regulatory minimum of 7.0%. CIBC’s capital strength positions CIBC for market conditions that remain uncertain while CIBC continues to invest in its core businesses for future growth.
Business strength
CIBC Retail Markets reported net income of $390 million. Retail Markets’ results in the second quarter reflect its focus on balancing growth with expense and risk discipline in the current environment.
     Revenue of $2.3 billion was comparable to the second quarter of 2008. Volume growth and higher revenue from FirstCaribbean International Bank (FirstCaribbean) were offset by spread compression and the impact of weaker equity markets. Revenue in the second quarter of 2008 included a $22 million loss related to the Visa initial public offering.
     Expenses decreased to $1,304 million from $1,380 million a year ago. The improvement was primarily due to lower performance-related compensation, offset in part by the negative impact of a weaker Canadian dollar on the translated U.S. dollar expenses of FirstCaribbean.
     Loan losses were $403 million, up from $209 million a year ago, and included $90 million of higher allowances for future losses. In addition, the loan losses reflected increased provisions in the cards portfolio driven by higher delinquencies and bankruptcies related to the deteriorating economic environment.

CIBC Second Quarter 2009 News Release	2

     During the quarter, CIBC’s retail business continued its focus on providing clients with greater access, flexibility and choice:
•	CIBC opened and expanded 14 branches in markets that provide long-term, high growth potential;

•	CIBC added Sunday banking hours to 22 branches across the country — a first for many of the communities — and now have a total of 37 branches offering Sunday banking to clients;

•	CIBC completed the replacement of almost 600 ABMs with state-of-the-art machines that consume less power while offering the latest technology, accessibility and security features;

•	Building upon the success of CIBC’s “It’s worth a talk” campaign launched last fall, and further emphasizing its advisory capabilities, CIBC premiered two new television advertisements highlighting the CIBC Financial HealthCheck and the CIBC Aerogold credit card. These were further supported by radio and print advertising, as well as direct mail campaigns in key markets.
     CIBC’s retail business also made progress on its strategic priority of offering competitive products to further client relationships:
•	CIBC led the 2009 Lipper Awards by winning four mutual fund Lipper Awards and seven Lipper Certificates. These awards recognize mutual funds with the highest risk-adjusted returns over the last year;

•	CIBC mutual funds had an industry-leading 23 4-star or 5-star funds, as rated by Morningstar. CIBC also had the highest percentage of funds above median, at 64%, for the one-year period ending March 31st;

•	CIBC introduced Registered Disability Savings Plans to help clients with disabilities and their families save for the future.
Wholesale banking reported a net loss of $373 million for the second quarter.
     Revenue of $(241) million was up $127 million from the prior quarter. Lower structured credit losses, as well as higher revenue from capital markets and corporate and investment banking, more than offset MTM losses this quarter from corporate loan hedges (compared to gains in the prior quarter) and valuation charges in exited and run-off businesses. The prior quarter also included MTM losses relating to interest-rate hedges for the leveraged leases portfolio that did not qualify for hedge accounting.
     Expenses of $247 million were down $20 million from the prior quarter, primarily due to lower employee-related expenses.
     CIBC’s corporate loan portfolio continues to perform well despite the deteriorating economic environment. Loan losses were $46 million in the second quarter, which included a $28 million increase to the general allowance for credit losses.

CIBC Second Quarter 2009 News Release	3

     In support of its goal of being the premier client-focused wholesale bank based in Canada, CIBC has aligned the branding of CIBC’s wholesale business unit under the CIBC brand and is now referring to the business as Wholesale Banking. This change reflects a commitment to work effectively with all CIBC businesses and colleagues so wholesale banking clients have access to the full breadth of the CIBC business and brand. The legal entity name remains CIBC World Markets Inc.
     During the quarter, the Wholesale Banking franchise participated in several notable achievements:
•	CIBC acted as lead agent and joint book-runner in a $0.9 billion private placement, as well as lead manager and joint book-runner in a $1.3 billion public offering, of ING Group’s sale of its entire 70% stake in ING Canada;

•	CIBC is acting as a financial advisor to Suncor Energy Inc. on its proposed $59 billion merger with Petro Canada;

•	CIBC’s covered bond program was awarded “Securitization Deal of the Year” by leading finance law magazine, International Finance Law Review. The program was recognized as the most innovative and creative of all securitization deals done across the Americas in 2008;

•	CIBC acted as sole underwriter in $259 million and $160 million treasury offerings of Class A shares for Central Fund of Canada.
     CIBC also made progress during the second quarter in reducing exposures within its structured credit run-off business:
•	CIBC terminated $2.1 billion (US$1.7 billion) of purchased credit derivatives with MAV I and MAV II and unwound written credit protection of a similar amount. As a result of the termination of the purchased credit derivatives, CIBC received $252 million (US$202 million) of assets previously held as collateral and recorded a pre-tax gain of $7 million (US$7 million);

•	CIBC terminated $396 million (US$323 million) of written credit derivatives with exposures to commercial mortgage-backed securities. As a result of this transaction, the related credit derivatives purchased from the financial guarantor counterparty CIBC has identified as “I” in its disclosure became unmatched;

•	CIBC assumed $389 million (US$326 million) of Trust Preferred securities (TruPs) into HTM securities on its balance sheet and unwound the related written credit derivatives of a similar amount, with negligible impact to our results;

•	CIBC terminated $181 million (US$143 million) of written credit derivatives and unwound the related purchased credit derivatives of a similar amount from the financial guarantor counterparty previously identified as “X” in its disclosure, with no impact to its results;

•	Normal amortization of $119 million (US$100 million) reduced the notional amount of credit derivatives purchased from financial guarantors.

CIBC Second Quarter 2009 News Release	4

As at April 30, 2009, the fair value, net of valuation adjustments, of purchased protection from financial guarantor counterparties was $2.5 billion (US$2.1 billion). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
Productivity
In addition to continuing to invest and position its businesses for long-term performance, CIBC continues to make progress in the area of expense discipline.
     Non-interest expenses for the second quarter were $1,639 million, down from $1,788 million a year ago and well below CIBC’s quarterly run-rate target of $1,776 million, primarily due to continuing cost reduction initiatives and reduced infrastructure support activities resulting from business divestitures.
     “Through a combination of better revenue performance, as well as a continued focus on adjusting our infrastructure support activities to business changes and evolving market conditions, we expect to achieve further progress in the area of productivity,” says McCaughey.
Making a difference in communities
As a leader in community investment, CIBC is committed to supporting causes that matter to its clients, its employees and its communities. CIBC continues to make a difference in communities through corporate donations, sponsorships and the volunteer spirit of employees.
     CIBC had several notable achievements in this area during the second quarter:
•	CIBC continued its lead sponsorship of the annual National Aboriginal Achievement Awards in 2009. The 16th annual awards, held in Winnipeg on March 9th, celebrate excellence in the Aboriginal community through recognition of outstanding career achievements of First Nations, Inuit and Métis people in a wide range of occupations.

•	CIBC was the proud sponsor, for the fourth year, of Eva’s Initiatives Award for Innovation. This award recognizes three community organizations across Canada that are models of integrated support for helping homeless youth become self-sufficient.

•	CIBC and the YMCA announced their renewed alliance and the rollout of the job readiness training and financial literacy seminars in Vancouver during 2009. This follows a successful pilot of the two-part program in Toronto in 2008. In addition, the financial literacy seminars will be delivered in five locations this year throughout the Greater Toronto Area.

•	CIBC received a 2009 Edmonton Mayor’s Celebration of the Arts Award for Innovative Support for the “CIBC Theatre for All” program. The program allows corporations and individuals to donate a percentage of their Citadel Theatre tickets to Kids Up Front, a charity that re-distributes tickets to agencies that work with disadvantaged youth.

[1]	For additional information, see the “Non-GAAP measures” section.

CIBC Second Quarter 2009 News Release	5

Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information on the following pages forms a part of this press release.
(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

CIBC Second Quarter 2009 News Release	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2008 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of May 28, 2009. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 167 to 169 of our 2008 Annual Accountability Report.
External reporting changes
Second Quarter
•	We have changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking.

•	We have replaced regular workforce headcount with full time equivalent employees as a measure of the number of employees.
First Quarter
•	In the first quarter of 2009 we realigned the businesses within CIBC Retail Markets and Wholesale Banking. Prior period information was restated to reflect the changes. The new reported businesses are as follows:

CIBC Retail Markets:
•	Personal banking — includes personal deposits and lending, cards, residential mortgages, and insurance

•	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking

•	Wealth management — includes retail brokerage and asset management

•	FirstCaribbean

•	Other
Wholesale Banking:
•	Capital markets — includes cash equities, global derivatives and strategic risk, and fixed income, currencies and distribution businesses

•	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and core merchant banking

•	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
•	We moved the impact of securitization from CIBC Retail Markets to Corporate and Other. Prior period information was restated.

•	We moved the sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. Prior period information was not restated.

•	We have retroactively reclassified intangible assets relating to application software from “Land, buildings and equipment” to “Software and other intangible assets” on our consolidated balance sheet.
Contents
5	A note about forward-looking statements

6	Second quarter financial highlights

7	Overview

8	Significant events

8	Outlook

9	Run-off businesses

17	Other selected activities

19	Financial performance review

19	Net interest income

19	Non-interest income

19	Provision for credit losses

20	Non-interest expenses

20	Income taxes

20	Foreign exchange

21	Review of quarterly financial information

22	Non-GAAP measures

23	CIBC Retail Markets

25	Wholesale Banking

27	Corporate and Other

29	Financial condition

29	Review of consolidated balance sheet

29	Capital resources

30	Off-balance sheet arrangements

31	Management of risk

31	Risk overview

31	Credit risk

33	Market risk

34	Liquidity risk

35	Operational risk

35	Other risks

36	Accounting and control matters

4	CIBC Second Quarter 2009

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Summary of second quarter results”, “Update on business priorities”, “Overview — Outlook for 2009”, “Run-off businesses”, “Other selected activities”, “Financial performance review — Income Taxes” and “Accounting and Control Matters” sections, of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2009 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2009” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the Management of Risk section of this report; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC Second Quarter 2009	5

SECOND QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the six months ended
	2009	2009	2008	2009	2008
Unaudited	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Common share information
Per share - basic (loss) earnings	$(0.24)	$0.29	$(3.00)	$0.05	$(7.31)
- cash basic (loss) earnings(1)	(0.21)	0.32	(2.98)	0.10	(7.26)
- diluted (loss) earnings	(0.24)	0.29	(3.00)	0.05	(7.31)
- cash diluted (loss) earnings(1)	(0.21)	0.31	(2.98)	0.10	(7.26)
- dividends	0.87	0.87	0.87	1.74	1.74
- book value	27.95	28.98	29.01	27.95	29.01
Share price - high	54.90	57.43	74.17	57.43	99.81
- low	37.10	41.65	56.94	37.10	56.94
- closing	53.57	46.63	74.17	53.57	74.17
Shares outstanding (thousands)
- average basic	381,410	380,911	380,754	381,156	359,512
- average diluted	381,779	381,424	382,377	381,599	361,366
- end of period	381,478	381,070	380,770	381,478	380,770
Market capitalization ($ millions)	$20,436	$17,769	$28,242	$20,436	$28,242

Value measures
Price to earnings multiple (12 month trailing)	43.7	n/m	n/m	43.7	n/m
Dividend yield (based on closing share price)	6.7%	7.4%	4.8%	6.6%	4.7%
Dividend payout ratio	n/m	n/m	n/m	n/m	n/m
Market value to book value ratio	1.92	1.61	2.56	1.92	2.56

Financial results ($ millions)
Total revenue	$2,161	$2,022	$126	$4,183	$(395)
Provision for credit losses	394	284	176	678	348
Non-interest expenses	1,639	1,653	1,788	3,292	3,549
Net (loss) income	(51)	147	(1,111)	96	(2,567)

Financial measures
Efficiency ratio	75.9%	81.8%	n/m	78.7%	n/m
Cash efficiency ratio, taxable equivalent basis (TEB)(1)	74.9%	80.6%	n/m	77.6%	n/m
Return on equity	(3.5)%	4.0%	(37.6)%	0.4%	(45.0)%
Net interest margin	1.48%	1.43%	1.57%	1.45%	1.45%
Net interest margin on average interest-earning assets	1.85%	1.77%	1.85%	1.81%	1.71%
Return on average assets	(0.06)%	0.16%	(1.29)%	0.05%	(1.49)%
Return on average interest-earning assets	(0.07)%	0.19%	(1.52)%	0.07%	(1.75)%
Total shareholder return	17.0%	(13.1)%	2.6%	1.7%	(25.4)%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$94,523	$90,589	$92,189	$94,523	$92,189
Loans and acceptances	162,962	174,499	174,580	162,962	174,580
Total assets	347,363	353,815	343,063	347,363	343,063
Deposits	221,912	226,383	238,203	221,912	238,203
Common shareholders’ equity	10,661	11,041	11,046	10,661	11,046
Average assets	353,819	369,249	349,005	361,662	346,742
Average interest-earning assets	282,414	299,136	296,427	290,914	294,778
Average common shareholders’ equity	10,644	10,960	12,328	10,804	11,748
Assets under administration	1,096,028	1,038,958	1,147,887	1,096,028	1,147,887

Balance sheet quality measures
Common equity to risk-weighted assets	8.9%	9.0%	9.6%	8.9%	9.6%
Risk-weighted assets ($ billions)	$119.6	$122.4	$114.8	$119.6	$114.8
Tier 1 capital ratio	11.5%	9.8%	10.5%	11.5%	10.5%
Total capital ratio	15.9%	14.8%	14.4%	15.9%	14.4%

Other information
Retail / wholesale ratio(2)	64% / 36%	63% / 37%	68% / 32%	64% / 36%	68% / 32%
Full time equivalent employees	42,305	42,320	44,124	42,305	44,124

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	The ratio represents the amount of capital attributed to the business lines as at the end of the period.

n/m	Not meaningful due to the net loss.

6	CIBC Second Quarter 2009

OVERVIEW
Net loss for the quarter was $51 million, compared to a net loss of $1,111 million for the same quarter last year and net income of $147 million for the prior quarter.
     Our results for the current quarter were affected by the following items:
•	$475 million ($324 million after-tax) loss on the structured credit run-off business;

•	$168 million ($115 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging programs;

•	$159 million foreign exchange gain ($3 million after-tax) on repatriation activities;

•	$100 million of valuation charges ($65 million after-tax) related to certain trading and available for sale (AFS) positions in exited and other run-off businesses;

•	$65 million ($44 million after-tax) provision for credit losses in the general allowance;

•	$57 million write-off of future tax assets; and

•	$49 million ($29 million after-tax) net losses/write-downs in our legacy merchant banking portfolio.
Compared with Q2, 2008
Revenue was higher than the same quarter last year, primarily due to the higher structured credit losses in the last year quarter. The current quarter also benefited from a foreign exchange gain on repatriation activities compared to a foreign exchange loss in the last year quarter. Revenue was also higher on volume growth in retail products, higher fixed income and equity trading revenue and higher revenue from U.S. real estate finance. These factors were partially offset by the negative impact of the MTM of credit derivatives in our corporate loan hedging programs as noted above, compared to a positive impact in the last year quarter, spread compression on retail products, valuation charges in certain trading and AFS positions, and lower wealth management related fee income.
     Provision for credit losses was up primarily due to higher losses in the cards and personal lending portfolios, driven by higher delinquencies and bankruptcies, and an increase in the allowances, both related to the deteriorating economic environment.
     Non-interest expenses were lower mainly due to lower benefits, salaries and professional fees partly offset by higher performance-related compensation. The last year quarter included higher litigation expenses.
     The current quarter included a tax expense related to the foreign exchange gain on repatriation activities and the write-off of future tax assets noted above. The structured credit losses in the last year quarter resulted in a higher tax benefit in that quarter.
Compared with Q1, 2009
Revenue was marginally higher than the prior quarter mainly due to lower structured credit losses. The current quarter included a foreign exchange gain compared to the prior quarter loss on repatriation activities and MTM losses on non-accounting hedges for leveraged leases. These factors were partially offset by the negative impact of the MTM of credit derivatives compared to a positive impact in the prior quarter, the valuation charges noted above, spread compression on retail products, the impact of three fewer days, and lower treasury revenue.
     Provision for credit losses was up primarily due to higher losses in the cards portfolio, driven by higher delinquencies and bankruptcies and an increase in the allowances, both related to the deteriorating economic environment.
     Non-interest expenses were marginally lower mainly due to lower performance-related compensation. The current quarter included a tax expense related to repatriation activities compared to a tax recovery in the prior quarter.
Compared with the six months ended April 30, 2008
Revenue in the current period was higher than the same period last year, primarily due to the higher structured credit losses in the last year period. Volume growth in retail products was more than offset by spread compression on retail products, lower wealth management related fee income, net losses/write-downs on our legacy merchant banking portfolio, and the valuation charges noted above. The current period was also affected by the MTM losses on non-accounting hedges for leveraged leases and the negative impact on the MTM of credit derivatives compared to a positive impact in the same period last year.
     Provision for credit losses was up primarily due to higher losses in the cards and personal lending portfolios, driven by higher delinquencies and bankruptcies, and an increase in the allowances, both related to the deteriorating economic environment.
     Non-interest expenses were marginally lower mainly due to lower benefits, salaries and professional fees partly offset by higher performance-related compensation. The last year period included higher litigation expenses. The structured credit losses in the last year period resulted in a higher tax benefit in that period. The current period included a tax expense on repatriation activities compared to a tax recovery in the last year period.

CIBC Second Quarter 2009	7

Our results for the prior periods were affected by the following items:

Q1, 2009
•	$708 million ($483 million after-tax) loss on structured credit run-off business;

•	$94 million ($64 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives;

•	$92 million ($51 million after-tax) MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;

•	$87 million ($52 million after-tax) losses/write-downs on our merchant banking portfolio; and

•	$48 million foreign exchange losses ($4 million after-tax gain) on repatriation activities.
Q2, 2008
•	$2.5 billion ($1.7 billion after-tax) loss on structured credit run-off business;

•	$50 million ($34 million after-tax) of valuation charges against credit exposures to derivatives counterparties, other than financial guarantors;

•	$26 million ($18 million after-tax) of severance accruals;

•	$22 million ($19 million after-tax and minority interest) loss on Visa Inc.’s initial public offering (IPO) adjustment;

•	$65 million ($21 million after-tax) foreign exchange loss on repatriation activities; and

•	$14 million ($9 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives.
Q1, 2008
•	$171 million ($115 million after-tax) positive impact of changes in credit spreads on corporate loan credit derivatives ($128 million, $86 million after-tax) and financial guarantors credit hedges ($43 million, $29 million after-tax);

•	$56 million positive impact of favourable tax-related items;

•	$2.8 billion ($1.9 billion after-tax) losses on structured credit related positions; and

•	$108 million ($64 million after-tax) combined loss related to the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer), management changes and the exit and restructuring of certain other businesses.
Significant events
Global market credit issues
Our structured credit business within Wholesale Banking had losses, before taxes for the quarter of $475 million ($1,183 million for the six months ended April 30, 2009). We continue to reduce our exposures through the termination of written and purchased credit derivatives. These activities are discussed in more detail in our “Run-off businesses” section.
Innovative Tier 1 Notes
On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes - Series B due June 30, 2108 (together, the Notes). The Notes qualify as part of Tier 1 regulatory capital.
Leveraged leases
Effective November 1, 2007, we adopted the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC 46), “Leveraged Leases”, which requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) during the quarter. CIBC is now engaged in the process of finalizing amounts with the U.S. revenue authorities for the various affected taxation years. It is expected this will be concluded (or substantially concluded) in 2009. While CIBC believes its provisions and charges to date accurately reflect the terms of the IRS settlement offer and subsequent clarifications thereto by the IRS, it is possible that additional charges could occur during the process of finalizing actual amounts with the U.S. revenue authorities.
Outlook for 2009
A deepening global slowdown sent the Canadian economy into a recession in the first fiscal quarter, one which has proven to be the steepest downturn through its first two quarters than any previous post-war slump. Real GDP now looks likely to drop by more than 2 1/2% for calendar 2009 as a whole. We expect growth to return in the final quarter of the calendar year in response to low interest rates and fiscal stimulus in Canada and abroad.
     CIBC Retail Markets is expected to see slower demand for mortgage and other credit products, reflecting softer housing turnover and prices, weaker consumer spending growth, and higher unemployment rates. We expect a rise in personal and small business bankruptcies associated with the weaker economic backdrop.
     For Wholesale Banking, a recovery in new issuance of equities and corporate bonds could support improved corporate finance activities. Corporate default rates are likely to head higher, but valuations on corporate debt securities and the market for new debt and equity issues could continue to improve. Loan demand could be supported by reduced competition from foreign-based banks.

8	CIBC Second Quarter 2009

RUN-OFF BUSINESSES
Given the uncertain market conditions and to focus on our core businesses in Wholesale Banking, we curtailed activity in our structured credit and non-Canadian leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.

Background information on special purpose entities
Structured credit activities usually involve special purpose entities (SPEs). SPEs are legal vehicles, often in the form of trusts, which are designed to fulfill specific and narrow needs. SPEs are used to provide market liquidity to clients and to create investment products by aggregating either pools of homogenous assets or a variety of different assets, and issuing either single tranche short term debt securities, referred to as asset-backed commercial paper (ABCP) or longer term multi-tiered debt instruments which include super senior, senior, subordinated or mezzanine, and equity tranches. Often SPEs are referred to by reference to the type of assets that are aggregated within the SPE such as residential mortgage-backed securities (RMBS) which aggregate mortgage loans, or collateralized loan obligations (CLOs) which aggregate corporate loans. In addition, SPEs can also aggregate debt securities issued by other SPEs, such as RMBS, and are referred to as collateralized debt obligations (CDOs). In more complex structures, SPEs which aggregate securities issued by other CDOs and then issue a further tranche of debt securities are referred to as CDOs squared. Our involvement with SPEs is discussed in the “Off balance sheet arrangements” section of the MD&A.
Structured credit run-off business
Overview and results
Our structured credit business, within Wholesale Banking, comprised our activities as principal and for client facilitation. These activities included warehousing of assets and structuring of SPEs, which could result in the holding of unhedged positions. Other activities included intermediation, correlation, and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged -
•	U.S. residential mortgage market (USRMM)
•	non-USRMM
Hedged -
•	financial guarantors (USRMM and non-USRMM)
•	other counterparties (USRMM and non-USRMM)
Results — losses before taxes

			For the six
	For the three months ended		months ended
	2009	2009	2009
$ millions	Apr. 30	Jan. 31	Apr. 30

Trading	$514	$758	$1,272
Held-to-maturity (HTM)	(28)	(69)	(97)
Available-for-sale (AFS)	(11)	19	8

Total	$475	$708	$1,183

These losses were primarily driven by deterioration in the credit quality of financial guarantors and MTM losses for certain underlying assets, which resulted in increases in credit valuation adjustments (CVA). Reported losses are net of the gain on the Cerberus protection, described below.
Reclassification of certain exposures
As a result of the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, in the fourth quarter of 2008, we changed our intention on certain positions from trading to held-to-maturity. As a consequence, we reclassified notional of $5,973 million (US$5,833 million) of CLOs and $455 million (US$444 million) CDOs of trust preferred securities (TruPs) in our structured credit run-off business from trading to non-trading held-to-maturity effective August 1, 2008. As at April 30, 2009, the estimated remaining weighted average life (WAL) of the CLOs, and TruPs was 4.8 years and 15 years respectively. The impact of the reclassifications is summarized in Note 4 to the 2008 annual consolidated financial statements.
     If the reclassification had not been made, income before taxes would have been reduced by $77 million (US$65 million) and $399 million (US$318 million) for the current quarter and for the six months ended April 30, 2009, respectively.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

	2009	2008
US$ millions, as at	Apr. 30	Oct. 31

Notional
Investments and loans	$10,728	$10,304
Written credit derivatives(1)	25,889	30,931

Total gross exposures	$36,617	$41,235

Purchased credit derivatives	$34,381	$37,039

(1)	Includes notional amount for written credit derivatives and liquidity and credit facilities.

CIBC Second Quarter 2009	9

Cerberus transaction
In the fourth quarter of 2008, we transacted with Cerberus to obtain downside protection on our USRMM CDO exposures while retaining upside participation if the underlying securities recover. As at April 30, 2009, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $667 million (US$559 million) and $330 million (US$276 million) respectively. The underlying CDO exposures had a fair value of $416 million (US$357 million) as at April 30, 2009. We recorded a gain of $117 million (US$96 million) and $153 million (US$125 million) on the limited recourse note in the current and first quarter respectively.
Other changes in exposures
In addition to the termination of the $2.2 billion (US$1.8 billion) of written credit derivatives and $155 million (US$126 million) of normal amortization of our purchased credit derivatives in the first quarter, we undertook a number of transactions during the current quarter to further reduce our exposures, noted below:
•	We terminated $2.1 billion (US$1.7 billion) of purchased credit derivatives with non-financial guarantors (MAV I and MAV II) and unwound written credit protection of a similar amount. As a result of the termination of the purchased credit derivatives, we received $252 million (US$202 million) of assets previously held as collateral. These transactions resulted in a pre-tax gain of $8 million (US$7 million);
•	We terminated $396 million (US$323 million) of written credit derivatives with exposures to commercial mortgage backed securities with negligible impact to our results. Subsequent to this transaction, US$323 million of purchased credit derivatives that previously hedged these positions became unmatched;
•	We assumed $389 million (US$326 million) of TruPs assets (included within Non-USRMM — Others HTM on the total exposure table on page 11) and unwound the related written credit derivatives of the same amount with negligible impact to our results;
•	We terminated $181 million (US$143 million) of written credit derivatives on non-USRMM exposures and unwound all our purchased credit derivatives with a financial guarantor (previously reported as counterparty X) with no impact to our results; and
•	Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $119 million (US$100 million).

10	CIBC Second Quarter 2009

Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. Our subsidiary, FirstCaribbean, within CIBC Retail Markets, had holdings in securities with USRMM exposure which were all sold in the current quarter. The table below excludes the Cerberus protection on our USRMM exposures.

US$ millions, as at April 30, 2009
	Exposures(1)					Hedged by				Unhedged
				Written credit derivatives		Purchased credit derivatives and index hedges				USRMM
				and liquidity and
	Investments & loans			credit facilities(2)
			Carrying			Financial guarantors		Others		Net
	Notional	Fair value	value	Notional	Fair value (4)	Notional	Fair value (3)(4)	Notional	Fair value (3)(4)	exposure (5)

USRMM
Unhedged(6)
Super senior
CDO of mezzanine RMBS	$550	$1	$1	$814	$809	$—	$—	$—	$—	$6
Warehouse — RMBS	310	1	1	—	—	—	—	—	—	1
Various(7)	323	1	1	321	312	—	—	—	—	10

	1,183	3	3	1,135	1,121	—	—	—	—	$17
Hedged
Other CDO	1,265	114	114	2,342	2,036	3,139	2,748	468	424

Total USRMM	$2,448	$117	$117	$3,477	$3,157	$3,139	$2,748	$468	$424

Non-USRMM
Unhedged
CLO(2)	$67	$4	$4	$85	$6	$—	$—	$—	$—
CLO HTM	195	164	186	—	—	—	—	—	—
Corporate debt	171	109	109	—	—	—	—	—	—
Montreal Accord notes (7)	376	152	152	251	n/a	—	—	—	—
Third party sponsored ABCP conduits(2)	141	141	141	110	n/a	—	—	—	—
Warehouse — non-RMBS	155	1	1	—	—	—	—	—	—
Others(2)	219	212	219	263	21	—	—	—	—
Others HTM	164	138	138	—	—	—	—	—	—

	1,488	921	950	709	27	—	—	—	—
Hedged
CLO	220	160	161	7,695	648	7,679	634	237	32
CLO HTM (8)	5,619	4,425	5,057	—	—	5,437	457	212	29
Corporate debt	—	—	—	11,895	898	5,159	495	6,740	416
CMBS	—	—	—	454	364	454	363	—	—
Others	240	71	70	1,659	680	1,492	778	456	77
Others HTM (9)	713	231	444	—	—	716	495	—	—
Unmatched purchased credit derivatives	—	—	—	—	—	2,123	393	69	—

Total non-USRMM	$8,280	$5,808	$6,682	$22,412	$2,617	$23,060	$3,615	$7,714	$554

Total	$10,728	$5,925	$6,799	$25,889	$5,774	$26,199	$6,363	$8,182	$978

Oct. 31, 2008	$10,304	$6,430	$6,952	$30,931	$5,924	$27,108	$5,711	$9,931	$1,195

(1)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$3,779 million with fair value of US$3,768 million in the followings: debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$1,634 million, fair value US$1,629 million), Federal Home Loan Mortgage Corporation (Freddie Mac) (notional US$1,140 million, fair value US$1,134 million), Government National Mortgage Association (Ginnie Mae) (notional US$155 million, fair value US$155 million), and Federal Home Loan Banks (notional US$850 million, fair value US$850 million).

(2)	Liquidity and credit facilities to third party non-bank sponsored ABCP conduits amounted to US$110 million and to non-USRMM unhedged others amounted to US$33 million.

(3)	Gross of CVA for purchased credit derivatives of US$4.3 billion.

(4)	This is the gross fair value of the contracts, which were typically zero, or close to zero, at the time they were entered into.

(5)	After write-downs.

(6)	As at April 30, 2009, the S&P rating for super senior CDO of mezzanine RMBS ranges from CCC+ to CC. The rating for the warehouse RMBS was approximately 21% investment grade and 79% non-investment grade (based on market value).

(7)	Includes estimated USRMM exposure of $126 million as at April 30, 2009.

(8)	Investments and loans include unfunded investment commitments with a notional of US$255 million.

(9)	Represents TruPs.

n/a	Not applicable.

CIBC Second Quarter 2009	11

Unhedged USRMM exposures
Our remaining unhedged exposure to the USRMM, after write-downs, was $20 million (US$17 million) as at April 30, 2009.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third party non-bank sponsored ABCP conduits, warehouse non-RMBS, and other.
CLO
Our unhedged CLO exposures, including HTM, with notional of $414 million (US$347 million) are mostly rated AAA as at April 30, 2009, and are backed by diversified pools of European-based senior secured leveraged loans.
Corporate debt
Approximately 19%, 55% and 26% of the unhedged corporate debt exposures with notional of $204 million (US$171 million) are related to positions in Europe, Canada and other countries respectively.
Montreal Accord related notes
The standstill and court approved restructuring plan proposed by signatories to the Montreal Accord was ratified on January 21, 2009. As a result, we received $141 million in senior Class A-1 notes, $152 million in senior Class A-2 notes and $178 million of various subordinated and tracking notes in exchange for our non-bank sponsored ABCP with par value of $471 million. As was the case with the original ABCP instruments, the new notes are backed by fixed income, traditional securitization and CDO assets as well as super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $126 million as at April 30, 2009. In the current quarter, $11 million of the tracking notes were paid down at par. As at April 30, 2009, the remaining notional amount on all the notes was $449 million (US$376 million).
     The Class A-1 and Class A-2 notes pay a variable rate of interest below market levels. The subordinated notes are zero coupon in nature, paying interest and principal only after the Class A-1 and Class A-2 notes are settled in full. The tracking notes pass through the cash flows of the underlying assets. All of the restructured notes are expected to mature in December 2016.
     Based on our estimate of the $181 million combined fair value of the notes as at April 30, 2009, we recorded a loss of $22 million during the current quarter ($44 million for the six months ended April 30, 2009).
     In addition, pursuant to the restructuring plan, we are a participant in a Margin Funding Facility (MFF) to support the collateral requirements of the restructured conduits. Under the terms of the MFF, we have provided a $300 million undrawn loan facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
Third party non-Bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third party non-bank sponsored ABCP conduits. As at April 30, 2009, $299 million (US$251 million) of the facilities remained committed. Of this amount, $75 million (US$63 million), which remained undrawn as at April 30, 2009, was provided to a conduit, with U.S. auto loan assets, sponsored by a U.S. based auto manufacturer.
     The remaining $224 million (US$188 million) primarily relates to U.S. CDOs, of which $168 million (US$141 million) was drawn as at April 30, 2009. $45 million (US$38 million) of the undrawn facilities was subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from three to seven years.
Warehouse non-RMBS
Of the unhedged warehouse non-RMBS assets with notional of $185 million (US$155 million), 75% represents investments in CLOs backed by diversified pools of U.S.-based senior secured leveraged loans. Approximately 12% represents investments in CDOs backed by TruPs with exposure to U.S. real estate investment trusts. Another 8% has exposure to the U.S. commercial real estate market.
Other
Other unhedged exposures with notional of $575 million (US$482 million) include $283 million (US$237 million) credit facilities (drawn US$204 million and undrawn US$33 million) provided to SPEs with film rights receivables (32%), lottery receivables (20%), and U.S. mortgage defeasance loans (42%).
     The remaining $274 million (US$230 million) primarily represents written protection on mostly AAA tranches of portfolios of high yield corporate debt. We are only obligated to pay for any losses upon both the default of the underlying corporate debt as well as that of the primary financial guarantor, which was restructured in February 2009.
     Other HTM unhedged exposures with notional of $196 million (US$164 million) relate to collateral received from the unwinding of MAV II and primarily represents investment grade commercial paper.

12	CIBC Second Quarter 2009

Purchased protection from financial guarantors (USRMM and non-USRMM)
The total CVA charge for financial guarantors was $657 million (US$508 million) for the current quarter ($1,293 million (US$1,020 million) for six months ended April 30, 2009). As at April 30, 2009, CVA on credit derivative contracts with financial guarantors was $5.1 billion (US$4.3 billion) (October 31, 2008: $4.6 billion (US$3.8 billion)), and the fair value of credit derivative contracts with financial guarantors net of valuation adjustments was $2.5 billion (US$2.1 billion) (October 31, 2008: $2.3 billion (US$1.9 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
     In addition to our structured credit run-off positions, we have loan and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at April 30, 2009, these positions were performing and the total amount guaranteed by financial guarantors was approximately $183 million (US$154 million).
The following table presents the notional amounts and fair values of purchased protection from financial guarantors by counterparty. The fair value net of valuation adjustments is included in derivative instruments in other assets on the consolidated balance sheet.

US$ millions, as at April 30, 2009							USRMM related			Non-USRMM			Total
	Standard		Moody's											Net
	and		investor		Fitch			Fair			Fair			fair
Counterparty	Poor’s		services		ratings		Notional	value (1)	CVA	Notional	value (1)	CVA	Notional	value

I (5)	BBB+	(2)	B3		-	(4)	$70	$35	$(23)	$1,614	$838	$(557)	$1,684	$293
II	A	(2)	Ba3	(3)	-	(4)	530	489	(304)	1,699	512	(318)	2,229	379
III	BB	(3)	Ba3	(3)	-	(4)	—	—	—	1,430	198	(66)	1,430	132
IV	-	(4)	Caa3 (2)		-	(4)	—	—	—	2,106	228	(196)	2,106	32
V	-	(4)	Ca (3)		-	(4)	2,539	2,224	(1,972)	2,628	205	(182)	5,167	275
VI	AA	(2)	Ba1		AA	(2)	—	—	—	5,200	485	(153)	5,200	332
VII	AAA		Aa2		AA	(3)	—	—	—	4,707	585	(263)	4,707	322
VIII	AAA	(2)	Aa3	(3)	AA+	(2)	—	—	—	1,450	234	(105)	1,450	129
IX	BBB-	(2)	Ba1		-	(4)	—	—	—	2,226	330	(172)	2,226	158

Total financial guarantors							$3,139	$2,748	$(2,299)	$23,060	$3,615	$(2,012)	$26,199	$2,052

Oct. 31, 2008							$3,786	$3,086	$(2,260)	$23,322	$2,625	$(1,520)	$27,108	$1,931

(1)	Before CVA.

(2)	Credit watch / outlook with negative implication.

(3)	Watch developing.

(4)	Rating withdrawn.

(5)	The counterparty was restructured in February 2009 with part of its business transferred to a new entity.
The referenced assets underlying the protection purchased from financial guarantors are as follows:

	USRMM related	Non-USRMM related
US$ millions, as at April 30, 2009	Notional	Notional
		Corporate
Counterparty	CDO	CLO	debt		CMBS		Others	Total

I	$70	$609	$—		$777	(1)	$228	$1,614
II	530	878	—		—		821	1,699
III	—	1,305	—		—		125	1,430
IV	—	1,850	—		—		256	2,106
V	2,539	2,628	—		—		—	2,628
VI	—	—	5,200	(1)	—		—	5,200
VII	—	4,457	—		—		250	4,707
VIII	—	1,314	—		—		136	1,450
IX	—	75	1,759		—		392	2,226

Total financial guarantors	$3,139	$13,116	$6,959		$777		$2,208	$23,060

Oct. 31, 2008	$3,786	$13,125	$6,959		$777		$2,461	$23,322

(1)	Includes US$1.8 billion and US$323 million of unmatched purchase protection related to corporate debt and CMBS respectively.

CIBC Second Quarter 2009	13

USRMM
Our USRMM related positions of notional $3.7 billion (US$3.1 billion) hedged by financial guarantors comprise super senior CDOs with underlyings being approximately 15% sub-prime RMBS, 48% Alt-A RMBS, 13% asset backed securities (ABS) CDO and 24% non-USRMM. Sub-prime and Alt-A underlyings consist of approximately 9% pre-2006 vintage as well as 91% 2006 and 2007 vintage RMBS. Sub-prime exposures are defined as having Fair Isaac Corporation (FICO) scores less than 660; and Alt-A underlyings as those exposures that have FICO scores of 720 or below, but greater than 660.
Non-USRMM
The following provides further data and description of the non-USRMM referenced assets underlying the protection purchased from financial guarantors:

								Weighted
								average	Investment
		Fair	Total	Notional/Tranche		Fair value/Tranche		life (WAL) (2)(3)	grade (4)	Subordination/attachment (5)
US$ millions, as at April 30, 2009	Notional	value	tranches (1)	High	Low	High	Low	in years	underlyings	Average	Range

CLO	$13,116	$1,091	82	$375	$25	$44	$1	4.8	1%	31%	6-67%
Corporate debt	5,159	495	9	800	259	191	21	3.6	67%	20%	15-30%
Corporate debt (Unmatched)	1,800	105	2	800	200	81	18	3.0	—	16%	15-18%
U.S. CMBS	454	364	1	453	1	364	1	5.3	35%	43%	43-46%
U.S. CMBS (Unmatched)	323	287	1	323	323	287	287	6.3	—	46%	46%
Others
TruPs	814	564	12	128	24	91	16	15.0	n/a	49%	45-57%
Non-US RMBS	196	114	3	107	28	63	16	3.0	n/a	53%	53%
Other	1,198	595	9	263	7	236	—	6.8	n/a	20%	0-53%

Total	$23,060	$3,615	119	$3,249	$867	$1,357	$360

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The WAL of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from quarter to quarter.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Or equivalent based on internal credit ratings.

(5)	Subordination / attachment points are the level of losses which can be sustained on the referenced assets without losses impacting guaranteed, matched and unmatched, tranches.

n/a Not available.
CLO
Approximately 99% of the total notional amount of the CLO positions of US$13.1 billion (including CLO HTM) at April 30, 2009 continues to be rated AAA with the remainder rated AA. The majority of the underlying collateral continues to be rated between B- and B+. The collateral comprise assets in a wide range of industries with the highest concentration in the services (personal and food) industry (28%); the broadcasting, publishing and telecommunication sector (19%); and the manufacturing sector (15%). Only 3% is in the real estate sector. Approximately 68% and 27% of the underlyings represent U.S. and European exposures respectively.
Corporate Debt
The Corporate Debt underlyings consist of 11 super senior synthetic CDO tranches that reference portfolios of primarily U.S. (56%) and European (29%) corporate debt in various industries (manufacturing 28%, financial institutions 13%, cable and telecommunications 10%, retail and wholesale 9%). The average detachment points (maximum level of losses that can impact guaranteed, matched and unmatched, tranches) are 44% and 38% with a range of 30% to 60% and 30% to 45% on corporate debt matched and unmatched respectively.
CMBS
The two synthetic tranches reference CMBS portfolios, which are backed by pools of commercial real estate mortgages located primarily in the U.S.
Others
Others are CDOs backed by TruPs, which are Tier II Innovative Capital Instruments issued by U.S. regional banks and insurers, non-U.S. RMBS (such as European residential mortgages) and other assets including tranches of CDOs, aircraft leases, railcar leases and film receivables. Others HTM are all TruPs.

14	CIBC Second Quarter 2009

Purchased protection from other counterparties
The following table provides the notional amounts and fair values (before CVA of US$42 million (October 31, 2008: US$21 million)) of purchased credit derivatives from counterparties other than financial guarantors, excluding unmatched purchased credit derivatives:

	USRMM related		Non-USRMM		Total
					Notional		Fair value
					2009	2009	2009	2009
US$ millions, as at	Notional	Fair value	Notional	Fair value	Apr. 30	Jan. 31	Apr. 30	Jan. 31

Non-bank financial institutions	$468	$424	$93	$17	$561	$592	$441	$451
Banks	—	—	810	121	810	793	121	74
Canadian conduits	—	—	6,740	416	6,740	8,379	416	505
Others	—	—	2	—	2	2	—	—

Total	$468	$424	$7,645	$554	$8,113	$9,766	$978	$1,030

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S. based diversified multinational insurance and financial services company with which CIBC has market standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by counterparties other than financial guarantors are as below:

	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
US$ millions, as at April 30, 2009	CDO (1)	CLO (2)	debt	Other (3)

Non-bank financial institutions	$468	$—	$—	$93
Banks	—	449	—	361
Canadian conduits	—	—	6,740	—
Others	—	—	—	2

Total	$468	$449	$6,740	$456

(1)	The US$468 million represents super senior CDO with approximately 74% sub-prime RMBS, 3% Alt-A RMBS, 11% ABS CDO, and 12% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is North American exposure and 95% is European exposure. Major industry concentration is in the services industry (33%), the manufacturing sector (19%), the broadcasting and communication industries (14%), and only 3% is in the real estate sector.

(3)	Approximately 56% of the underlyings are investment grade or equivalent with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and finance, manufacturing, broadcasting, publishing and telecommunication and mining, oil and gas, with less than 3% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection onto third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust, is sponsored by CIBC and the remaining conduit counterparty, MAV I was party to the Montreal Accord.
     During the quarter, we terminated purchased credit derivatives of $2.1 billion (US$1.7 billion), representing part of our protection from MAV I and all our protection from MAV II and unwound written credit protection of a similar amount.

				Collateral
			Mark-to-	and guarantee
US$ millions, as at April 30, 2009	Underlying	Notional (1)	market	notionals (2)

Conduits
Great North Trust	Investment grade corporate credit index (3)	$4,142	$235	$348	(4)
MAV I	160 Investment grade corporates (5)	2,598	181	307

Total		$6,740	$416	$655

Oct. 31, 2008		$8,453	$660	$944

(1)	These exposures mature within 4 to 8 years.

(2)	Comprises investment grade notes issued by third party sponsored conduits, corporate floating rate notes, bankers acceptances, and funding commitments. The fair value of the collateral at April 30, 2009 was US$608 million (October 31, 2008: US$921 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 81% of the entities are rated BBB- or higher. 99% of the entities are U.S. entities. Financial guarantors represent approximately 1.6% of the portfolio. 2.4% of the entities have experienced credit events. Attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	Includes US$98 million (October 31, 2008: US$219 million) of funding commitments (with indemnities) from certain third party investors in Great North Trust.

(5)	The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91.3% were investment grade on the trade date. 84.4% of the entities are currently rated BBB- or higher (investment grade). 48% of the entities are U.S. entities. Financial guarantors represent approximately 2.5% of the portfolio. 1.25% of the entities have experienced credit events. Attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

CIBC Second Quarter 2009	15

Leveraged finance business
We provide leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrite leveraged financial loans and syndicate the majority of the loans, earning a fee during the process.
     We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer and are exiting our European leveraged finance (ELF) business.
     As with the structured credit run-off business, the risk in the ELF run-off business is also managed by a focused team with the mandate to reduce the residual portfolio. As at April 30, 2009, we have funded leveraged loans of $943 million (October 31, 2008: $935 million), and unfunded letters of credits and commitments of $194 million (October 31, 2008: $210 million).
Exposures of ELF loans (none of which is impaired) by industry are as below:

$ millions, as at April 30, 2009	Drawn	Undrawn

Publishing	$99	$31
Telecommunications	15	15
Manufacturing	300	53
Services	270	41
Transportation and public utilities	17	9
Wholesale trade	242	45

Total	$943	$194

Oct. 31, 2008	$935	$210

U.S. total return swaps portfolio
Our U.S. total return swaps (TRS) portfolio consists of TRS on primarily non-investment grade loans and units in hedge funds. The underlying loans consist of six term loans to the corporate sector. The underlying assets are rated Baa2 and below. The portfolio has an average term of 340 days. The total current notional of the TRS portfolio is approximately $212 million (US$178 million). Of this total portfolio, $33 million (US$28 million) is loan related and backed by $20 million (US$17 million) of cash collateral. The remaining hedge fund exposures are subject to net asset value tests which determine margin requirements keeping total assets available at 133% of notional. The table below summarizes the notional value of our positions in the portfolio:

US$ millions, as at April 30, 2009	Notional

Loans	$28
Hedge Funds	150

Total	$178

Oct. 31, 2008	$1,458

     During the quarter we continued to reduce the portfolio by closing some of the TRS and selling off the related underlying assets. The net loss of the TRS portfolio was $6 million for the quarter ($13 million for six months ended April 30, 2009).

16	CIBC Second Quarter 2009

OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and other financial services.
     As at April 30, 2009, our holdings of ABCP issued by our sponsored conduits that offer ABCP to external investors was $8 million (October 31, 2008: $729 million) and our committed backstop liquidity facilities to these conduits was $5.7 billion (October 31, 2008: $8.7 billion). We also provided credit facilities of $50 million (October 31, 2008: $70 million) and banker’s acceptances of $70 million (October 31, 2008: $76 million) to these conduits as at April 30, 2009.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

		Estimated
		weighted avg.
$ millions, as at April 30, 2009	Amount (2)	life (years)

Asset class
Canadian residential mortgages	$2,165	1.8
Auto leases	1,129	1.0
Franchise loans	722	1.0
Auto loans	285	0.9
Credit cards	975	3.9	(1)
Equipment leases/loans	203	1.2
Other	9	0.9

Total	$5,488	1.8

Oct. 31, 2008	$8,440	1.9

(1)	Based on the revolving period and amortization period contemplated in the transaction.

(2)	The committed backstop facility of these assets was the same as the amounts noted in the table, other than for franchise loans, for which the facility was $900 million.
     The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     $198 million of the $2,165 million Canadian residential mortgages relates to amounts securitized by the subsidiary of the finance arm of a U.S. auto manufacturer.
     Of the $1,129 million relating to auto leases, $360 million relates to balances originated by Canadian fleet leasing companies and the remaining relates to non-North American auto manufacturers.
     Of the $285 million relating to auto loans, $68 million relates to balances originated by the finance arms of two U.S. auto manufacturers, $18 million relates to balances originated by a regulated Canadian financial institution and the remaining relates to non-North American auto manufacturers.
     In addition, during the first and second quarters, we acquired all of the commercial paper issued by MACRO Trust, a CIBC-sponsored conduit. During the current quarter, MACRO Trust acquired auto lease receivables from one of our multi-seller conduits. The consolidation of the conduit resulted in $508 million of dealer floorplan receivables, $481 million of auto leases, and $16 million of medium term notes backed by Canadian residential mortgages being recognized in the consolidated balance sheet as at April 30, 2009. The dealer floor plan and auto lease receivables were originated by the finance arm of a U.S. auto manufacturer, and have an estimated weighted average life of less than a year. The commitment period for the dealer floor-plan receivables expires on June 1, 2009.
     We also participated in a syndicated facility for a 364-day commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. At April 30, 2009 we funded $70 million (October 31, 2008: $76 million) by the issuance of bankers’ acceptances.
     We also securitize our mortgages and credit cards receivables. Details of our consolidated variable interest entities and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under three programs. The construction program offers floating rate financing to properties under construction. The interim program offers fixed and floating-rate financing for properties that are fully leased or with some leasing or renovation yet to be done. These programs provide feeder product for the group’s permanent fixed-rate loan program and typically have an average term of 1 to 3 years.
     Once the construction and interim phases are complete and the properties are income-producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). The business also maintains CMBS trading and distribution capabilities. As at April 30, 2009 we had CMBS inventory with a market value of less than US$1 million (October 31, 2008: US$2 million). During the quarter we provided for an allowance for credit losses of $7 million (US$6 million).

CIBC Second Quarter 2009	17

     The following table provides a summary of our positions in this business as at April 30, 2009:

	Unfunded	Funded
US$ millions, as at April 30, 2009	commitments	loans

Construction program	$111	$521
Interim program	230	1,519
Commercial fixed rate mortgages	—	91

Total	$341	$2,131

Oct. 31, 2008	$416	$2,018

North American auto industry exposure
We have exposures to the North American auto industry through our securitization business and in our run-off exposure to third party non-Bank sponsored ABCP conduits as discussed above. As at April 30, 2009, we had loans and undrawn credit commitments to the North American auto-related industries as shown in the table below. In addition, we also have MTM receivables of approximately $11 million from derivatives transactions with these counterparties.

		Undrawn
		credit
$ millions, as at April 30, 2009	Loans (2)	commitments

Finance arms associated with the U.S. auto manufacturers (1)	$163	$9
Motor vehicle parts suppliers and wholesalers	100	344
Canadian automobile dealers	524	493

Total	$787	$846

Oct. 31, 2008	$819	$865

(1)	$113 million of the finance arms’ exposure is economically hedged with credit derivatives in our corporate loan hedging programs.

(2)	Includes impaired loans of $5 million, $1 million net of allowances as at April 30, 2009 (Impaired loans of $9 million, $6 million net of allowances as at October 31, 2008).

18	CIBC Second Quarter 2009

FINANCIAL PERFORMANCE REVIEW

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income	$1,273	$1,333	$1,349	$2,606	$2,503
Non-interest income (loss)	888	689	(1,223)	1,577	(2,898)

Total revenue	2,161	2,022	126	4,183	(395)
Provision for credit losses	394	284	176	678	348
Non-interest expenses	1,639	1,653	1,788	3,292	3,549

Income (loss) before taxes and non-controlling interests	128	85	(1,838)	213	(4,292)
Income tax expense (benefit)	174	(67)	(731)	107	(1,733)
Non-controlling interests	5	5	4	10	8

Net (loss) income	$(51)	$147	$(1,111)	$96	$(2,567)

Net interest income
Net interest income was down $76 million or 6% from the same quarter last year, mainly due to lower treasury revenue and spread compression on retail products. These factors were offset in part by volume growth in most retail products, and higher interest income from U.S. real estate finance and corporate credit products.
     Net interest income was down $60 million or 5% from the prior quarter, primarily due to the impact of three fewer days, spread compression on retail products, and lower treasury revenue. These factors were offset in part by higher interest income from U.S. real estate finance and corporate credit products.
     Net interest income for the six months ended April 30, 2009 was up $103 million or 4% from the same period in 2008, mainly due to volume growth in most retail products, and higher interest income from U.S. real estate finance and corporate credit products. These factors were offset in part by lower treasury revenue and spread compression on retail products.
Non-interest income
Non-interest income was up $2,111 million from the same quarter last year, primarily due to lower structured credit losses, the foreign exchange gain on repatriation activities compared to a foreign exchange loss in the prior year quarter, and higher AFS securities gains. These factors were partially offset by losses associated with corporate loan hedging programs compared to gains in the prior year quarter, valuation charges related to certain trading and AFS positions in exited and run-off businesses, lower wealth management related fee income, and write-downs in the merchant banking portfolio.
     Non-interest income was up $199 million or 29% from the prior quarter, primarily due to lower structured credit losses, and the foreign exchange gains on repatriation activities compared to a foreign exchange loss in the prior quarter. The MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting in the prior quarter, and lower write-downs in the merchant banking portfolio also contributed to the increase. These factors were partially offset by losses associated with corporate loan hedging programs compared to gains in the prior quarter, valuation charges noted above and lower AFS securities gains.
     Non-interest income for the six months ended April 30, 2009 was up $4,475 million from the same period in 2008, primarily due to lower structured credit losses, and higher AFS securities gains. The foreign exchange gain on repatriation activities compared to a foreign exchange loss in the prior year, and the prior year loss on the sale of some of our U.S. businesses also contributed to the increase. These factors were partially offset by losses associated with corporate loan hedging programs compared to gains in the prior year, lower wealth management related fee income, write-downs in the merchant banking portfolio, the valuation charges noted above, MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting, and lower advisory revenue.
Provision for credit losses
Provision for credit losses was up $218 million from the same quarter last year, $110 million or 39% from the prior quarter and $330 million or 95% for the six months ended April 30, 2009 compared to the same period last year.
     Provision for credit losses in consumer portfolios was up $123 million from the same quarter last year, and $49 million from the prior quarter, while the six month year to date provision is up $209 million from the same period last year. The increase was driven by higher delinquencies and bankruptcies in the credit cards and personal lending portfolios.
     Provision for credit losses in business and government lending increased by $33 million from the prior quarter, and $32 million from the same quarter last year, while the six month provision is up $22 million from the same period last year. This increase was primarily due to reduced

CIBC Second Quarter 2009	19

recoveries, in addition to an increase in impaired loans, largely in the U.S.
     In addition, the general allowance increased by $65 million in the current quarter primarily related to large corporate lending and credit cards as a reflection of the deteriorating economic environment.
Non-interest expenses
Non-interest expenses were down $149 million or 8% from the same quarter last year, primarily due to lower benefits, salaries, commissions, professional fees and computer and office equipment, partially offset by higher performance-related compensation. The last year quarter included higher litigation expenses.
     Non-interest expenses were down $14 million or 1% from the prior quarter, primarily due to lower performance-related expenses, benefits, and salaries, partially offset by higher occupancy expenses and communications.
     Non-interest expenses for the six months ended April 30, 2009 were down $257 million or 7% from the same period in 2008, primarily due to lower salaries, benefits, commissions and computer and office equipment, partially offset by higher performance-related compensation. The prior year included higher litigation expenses.
Income taxes
Income tax expense was $174 million, compared to a benefit of $731 million in the same quarter last year. The primary reason for this change was the tax impact of the loss incurred in the prior year quarter. The current quarter included a $156 million tax expense related to foreign exchange gains on repatriation activities and a $57 million tax expense mainly related to the write off of future tax assets due to lower future statutory tax rates.
     Income tax expense was $174 million compared to a benefit of $67 million in the prior quarter. The current quarter included the above-noted items. The prior quarter included a $52 million tax benefit related to foreign exchange losses on repatriation activities.
     Income tax expense was $107 million for the six months ended April 30, 2009 compared to an income tax benefit of $1,733 million in the same period last year. The primary reason for this change was the tax impact of the loss incurred in the prior year period. The current period also included a tax expense on repatriation activities compared to a tax recovery in the prior year period.
     At the end of the quarter, our future income tax asset was $1,989 million, net of a US$52 million ($62 million) valuation allowance. Included in the future income tax asset are $1,226 million related to Canadian non-capital loss carryforwards that expire in 20 years, $75 million related to Canadian capital loss carryforwards that have no expiry date, and $477 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     The Ontario Government, as part of its 2009 Budget, proposed to reduce Ontario corporate tax rates from 14% to 10% by 2013. These reductions were not substantively enacted for accounting purposes as at April 30, 2009. If enacted, we would have to write down our future tax assets by up to $45 million.
Foreign exchange
Our U.S. dollar denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate. The Canadian dollar depreciated 23% on average relative to the U.S. dollar from the same quarter last year, resulting in a $23 million increase in the translated value of our U.S. dollar earnings.
     The Canadian dollar depreciated 1% on average relative to the U.S. dollar from the prior quarter, resulting in a $1 million increase in the translated value of our U.S. dollar earnings.
     The Canadian dollar depreciated 23% on average relative to the U.S. dollar for the six months ended April 30, 2009 from the same period in 2008, resulting in a $33 million increase in the translated value of our U.S. dollar earnings.

20	CIBC Second Quarter 2009

Review of quarterly financial information

2009			2008				2007
$ millions, except per share amounts,
for the three months ended	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31

Revenue
CIBC Retail Markets	$2,252	$2,416	$2,367	$2,377	$2,284	$2,410	$2,855	$2,393
Wholesale Banking	(241)	(368)	(318)	(598)	(2,166)	(2,957)	5	455
Corporate and Other	150	(26)	155	126	8	26	86	131

Total revenue	2,161	2,022	2,204	1,905	126	(521)	2,946	2,979
Provision for credit losses	394	284	222	203	176	172	132	162
Non-interest expenses	1,639	1,653	1,927	1,725	1,788	1,761	1,874	1,819

Income (loss) before taxes and non-controlling interests	128	85	55	(23)	(1,838)	(2,454)	940	998
Income tax (benefit) expense	174	(67)	(384)	(101)	(731)	(1,002)	45	157
Non-controlling interests	5	5	3	7	4	4	11	6
Net income (loss)	$(51)	$147	$436	$71	$(1,111)	$(1,456)	$884	$835

Earnings (loss) per share
- basic	$(0.24)	$0.29	$1.07	$0.11	$(3.00)	$(4.39)	$2.55	$2.33
- diluted(1)	$(0.24)	$0.29	$1.06	$0.11	$(3.00)	$(4.39)	$2.53	$2.31

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale banking activities.
     Revenue was higher in the fourth quarter of 2007 primarily due to the gain recorded on the Visa restructuring. Wholesale Banking revenue has been adversely affected since the third quarter of 2007 due to the MTM losses on CDOs and RMBS, and more significantly in 2008 due to the charges on credit protection purchased from financial guarantors and MTM losses related to our exposure to the USRMM. Foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarters of 2008 and 2007 included foreign exchange gains on repatriation activities.
     Retail lending provisions trended higher beginning the second half of 2008 largely due to higher losses in the cards portfolio. This is the result of both volume growth as well as economic deterioration in the consumer sector. Recoveries and reversals in Wholesale Banking have decreased from the high levels in the past. There was an increase in general allowance in both quarters of 2009.
     Performance-related compensation has been lower since the third quarter of 2007. The net reversal of litigation accruals also led to lower expenses in the third and fourth quarters of 2007. The fourth quarter of 2008 included severance related expenses.
     The first three quarters of 2008 had an income tax benefit resulting from the loss during the period. A $486 million income tax reduction attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements was recorded in the fourth quarter of 2008. Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and fourth quarters of 2008 and the last two quarters of 2007. Tax-exempt income has generally been increasing over the period, until the third quarter of 2008. Thereafter, the tax-exempt income has been steadily decreasing. Larger tax-exempt dividends were received in the fourth quarter of 2007. The last quarter of 2007 benefited from a lower tax rate on the gain recorded on the Visa restructuring and the last two quarters of 2007 benefited from a lower tax rate on the net reversal of litigation accruals. Income tax benefits on the foreign exchange losses on repatriation activities were included in the first quarter of 2009 and the second quarter of 2008. The second quarter of 2009 and the fourth quarters of 2008 and 2007 included income tax expenses on repatriation activities. The second quarter of 2009 included a write-off of future tax assets.

CIBC Second Quarter 2009	21

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 54 of the 2008 Annual Accountability Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliation of the non-GAAP measures of our business lines are provided in their respective sections.
Operations Measures

		For the three months ended			For the six months ended
		2009	2009	2008	2009	2008
$ millions, except per share amounts		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income		$1,273	$1,333	$1,349	$2,606	$2,503
Non-interest income		888	689	(1,223)	1,577	(2,898)

Total revenue per financial statements	A	2,161	2,022	126	4,183	(395)
TEB adjustment	B	14	15	60	29	121

Total revenue (TEB) (1)	C	$2,175	$2,037	$186	$4,212	$(274)

Non-interest expenses per financial statements	D	$1,639	$1,653	$1,788	$3,292	$3,549
Less: amortization of other intangible assets		12	11	10	23	20

Cash non-interest expenses (1)	E	$1,627	$1,642	$1,778	$3,269	$3,529

Income (loss) before taxes and non-controlling interests per financial statements	F	$128	$85	$(1,838)	$213	$(4,292)
TEB adjustment	B	14	15	60	29	121

Income (loss) before taxes and non-controlling interests (TEB) (1)	G	$142	$100	$(1,778)	$242	$(4,171)

Net (loss) income applicable to common shares	K	$(90)	$111	$(1,141)	$21	$(2,627)
Add: after-tax effect of amortization of other intangible assets		9	9	8	18	16

Cash net income (loss) applicable to common shares (1)	L	$(81)	$120	$(1,133)	$39	$(2,611)

Basic weighted-average common shares (thousands)	M	381,410	380,911	380,754	381,156	359,512
Diluted weighted-average common shares (thousands)	N	381,779	381,424	382,377	381,599	361,366

Cash efficiency ratio (TEB) (1)	E/C	74.9%	80.6%	n/m	77.6%	n/m
Cash basic earnings (loss) per share (1)	L/M	$(0.21)	$0.32	$(2.98)	$0.10	$(7.26)
Cash diluted earnings (loss) per share (1)(2)	L/N	$(0.21)	$0.31	$(2.98)	$0.10	$(7.26)

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

n/m	Not meaningful due to the net loss.

22	CIBC Second Quarter 2009

CIBC RETAIL MARKETS
CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
Personal banking	$1,399	$1,457	$1,409	$2,856	$2,824
Business banking	312	330	328	642	680
Wealth management	297	323	380	620	776
FirstCaribbean	204	180	122	384	248
Other	40	126	45	166	166

Total revenue (a)	2,252	2,416	2,284	4,668	4,694
Provision for credit losses	403	327	209	730	398
Non-interest expenses (b)	1,304	1,305	1,380	2,609	2,733

Income before taxes and non-controlling interests	545	784	695	1,329	1,563
Income tax expense	150	217	177	367	381
Non-controlling interests	5	5	2	10	6

Net income (c)	$390	$562	$516	$952	$1,176

Efficiency ratio (b/a)	57.9%	54.0%	60.4%	55.9%	58.2%
Amortization of other intangible assets (d)	$9	$8	$8	$17	$16
Cash efficiency ratio(2) ((b-d)/a)	57.5%	53.7%	60.1%	55.5%	57.9%
ROE (2)	32.0%	45.5%	42.6%	38.4%	48.5%
Charge for economic capital(2) (e)	$(165)	$(168)	$(154)	$(333)	$(310)
Economic profit(2) (c+e)	$225	$394	$362	$619	$866
Full time equivalent employees	29,241	29,102	29,654	29,241	29,654

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
In the first quarter of 2009, we realigned our business lines to better reflect the management of our activities. As a result of the realignment, the business lines are as follows:
•	Personal banking — includes personal deposits and lending, cards, residential mortgages, and insurance
•	Business banking — includes business deposits and lending, commercial mortgages, and commercial banking
•	Wealth management — includes retail brokerage and asset management
•	FirstCaribbean
•	Other
We also moved the impact of securitization from CIBC Retail Markets to Corporate and Other which impacted total revenue, provision for credit losses and net income.
     Prior period information was restated to reflect these changes.
Net income for the quarter was $390 million, a decrease of $126 million or 24% from the same quarter last year. These results continue to reflect the economic conditions which resulted in an increase in the provision for credit losses and lower wealth management revenues. These declines were partially offset by solid volume growth across most products and expense management activities.
     Net income was down $172 million or 31% from the prior quarter on lower revenue and an increase in the provision for credit losses.
     Net income for the six months ended April 30, 2009 was $952 million, a decrease of $224 million or 19% from the same period in 2008. An increase in the provision for credit losses was partially offset by lower expenses.
Revenue
Revenue was down $32 million or 1% from the same quarter last year.
     Personal banking revenue was down $10 million, with narrower spreads partially offset by volume growth in all products, particularly in deposits and secured lending. Overall spreads were compressed due to a lower interest rate environment impacting spreads on deposits and a

CIBC Second Quarter 2009	23

decrease in prepayment penalty fees, partially offset by wider prime/BA spreads.
     Business banking revenue was down $16 million, mainly due to lower spreads as a result of a lower interest rate environment.
     Wealth management revenue was down $83 million, primarily due to lower fee income as a result of a market-driven decline in asset values.
     FirstCaribbean revenue was up $82 million, primarily due to the impact of a weaker Canadian dollar, gains on redemption of subordinated debt and lower securities losses.
Revenue was down $164 million or 7% from the prior quarter.
     Personal banking revenue was down $58 million, primarily due to three fewer days in the quarter and narrower spreads mostly from a decrease in prepayment penalty fees, partially offset by solid volume growth in deposits and secured lending.
     Business banking revenue was down $18 million, primarily due to three fewer days in the quarter and a decrease in deposit volumes.
     Wealth management revenue was down $26 million, mainly due to narrower spreads and lower fee income as a result of a decline in asset values.
     FirstCaribbean revenue was up $24 million, primarily due to gains on redemption of subordinated debt and lower securities losses.
     Other revenue was down $86 million, mainly due to lower treasury revenue allocations.
Revenue for the six months ended April 30, 2009 was down $26 million or 1% from the same period in 2008.
     Personal banking revenue was up $32 million, primarily due to volume growth in most products, partially offset by narrower spreads mostly from lower prepayment penalty fees, and the interest rate environment impacting deposits.
     Business banking revenue was down $38 million, mainly due to lower spreads, partially offset by volume growth.
     Wealth management revenue was down $156 million, mainly due to lower fee income as a result of a decline in asset values due to market conditions.
     FirstCaribbean revenue was up $136 million, primarily due to a weaker Canadian dollar, lower securities losses, and gains on redemption of subordinated debt.
Provision for credit losses
Provision for credit losses was up $194 million or 93% from the same quarter last year and included a net increase to the allowance for loan losses of $90 million. The increase was largely attributed to the cards and personal lending portfolios driven by higher delinquencies and bankruptcies related to the deteriorating economic environment.
     Provision for credit losses was up $76 million or 23% from the prior period mainly due to a net increase to the allowance for loan losses of $45 million.
     Provision for credit losses for the six months ended April 30, 2009 was up $332 million or 83% from the same period in 2008 and included a net increase to the allowance for loan losses of $154 million. The increase was largely attributed to cards and personal lending portfolios driven by higher delinquencies and bankruptcies related to the deteriorating economic environment.
Non-interest expenses
Non-interest expenses were down $76 million or 6% from the same quarter last year. Non-interest expenses for the six months ended April 30, 2009 were down $124 million or 5% from the same period in 2008. The decreases were primarily due to lower performance-related compensation and expense management activities, offset in part by a weaker Canadian dollar impacting FirstCaribbean.
Income taxes
Income taxes were down $27 million or 15% from the same quarter last year and were down $14 million or 4% for the six months ended April 30, 2009 from the same period in 2008, mainly due to a decrease in income, largely offset by a higher effective tax rate.
     Income taxes were down $67 million or 31% from the prior quarter, primarily due to a decrease in income.

24	CIBC Second Quarter 2009

WHOLESALE BANKING
Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. In the current quarter, we have changed the name of our wholesale banking business from CIBC World Markets to Wholesale Banking.
Results (1)

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue (TEB)(2)
Capital markets	$318	$307	$194	$625	$418
Corporate and investment banking	200	156	109	356	290
Other	(745)	(816)	(2,409)	(1,561)	(5,710)

Total revenue (TEB)(2)	(227)	(353)	(2,106)	(580)	(5,002)
TEB adjustment	14	15	60	29	121

Total revenue	(241)	(368)	(2,166)	(609)	(5,123)
Provision for credit losses	46	19	2	65	19
Non-interest expenses	247	267	358	514	709

Loss before taxes and non-controlling interests	(534)	(654)	(2,526)	(1,188)	(5,851)
Income tax benefit	(161)	(241)	(891)	(402)	(2,057)
Non-controlling interests	—	—	2	—	2

Net loss (income) (a)	$(373)	$(413)	$(1,637)	$(786)	$(3,796)

ROE(2)	(59.0)%	(63.4)%	(293.9)%	(60.4)%	(342.4)%
Charge for economic capital(2) (b)	$(92)	$(94)	$(73)	$(186)	$(145)
Economic loss (2) (a+b)	$(465)	$(507)	$(1,710)	$(972)	$(3,941)
Full time equivalent employees	1,084	1,092	1,255	1,084	1,255

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
In the first quarter of 2009, we realigned our business lines to better reflect the repositioning of our activities. As a result of the realignment, the business lines are as follows:
•	Capital markets — includes cash equities, global derivatives and strategic risk, and fixed income, currencies and distribution businesses
•	Corporate and investment banking — includes corporate credit products, investment banking, U.S. real estate finance, and core merchant banking
•	Other — includes legacy merchant banking, structured credit and other run-off businesses, exited businesses, and corporate loan hedging
Prior period information was restated to reflect these changes.
Net loss for the current quarter was $373 million, compared to a net loss of $1,637 million in the same quarter last year due to lower structured credit losses.
     Net loss was down $40 million from the prior quarter, mainly due to lower losses in structured credit and other run-off businesses and higher income in corporate and investment banking, partially offset by MTM losses on corporate loan hedges and valuation charges related to certain trading and AFS positions in our exited and other run-off businesses. In the prior quarter, we recorded MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting.
     Net loss for the six months ended April 30, 2009 was down $3,010 million from the same period in 2008, mainly due to lower structured credit losses, partially offset by MTM losses on corporate loan hedges.
Revenue
Revenue was up $1,925 million from the same quarter last year.
     Capital markets revenue was up $124 million, primarily due to higher fixed income and equity trading revenue and higher revenue from equity issuances.
     Corporate and investment banking revenue was up $91 million, mainly due to higher revenue from U.S. real estate finance and corporate credit products.
     Other revenue was up $1,664 million, primarily due to lower structured credit losses. The increase was partially offset by MTM losses on corporate loan hedges.
Revenue was up $127 million from the prior quarter.

CIBC Second Quarter 2009	25

     Capital markets revenue was up $11 million, mainly due to higher fixed income trading and equity new issue revenue, partially offset by lower foreign exchange and equity trading revenue.
     Corporate and investment banking revenue was up $44 million, primarily due to higher revenue from U.S. real estate finance and higher revenue from our core merchant banking portfolio.
     Other revenue was up $71 million as lower losses from structured credit were partially offset by MTM losses on corporate loan hedges and the valuation charges noted above. In the prior quarter, we also recorded MTM losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting.
Revenue for the six months ended April 30, 2009 was up $4,514 million from the same period in 2008.
     Capital markets revenue was up $207 million, primarily due to higher equity, fixed income, and foreign exchange trading revenue.
     Corporate and investment banking revenue was up $66 million, primarily due to higher revenue from U.S. real estate finance and corporate credit products, partially offset by lower advisory revenue.
     Other revenue was up $4,149 million, primarily due to lower structured credit losses, partially offset by higher MTM losses on corporate loan hedges and higher write-downs in the legacy merchant banking portfolio.
Provision for credit losses
Provision for credit losses was $44 million higher than the same quarter last year, mainly due to an increase in the general provision for credit losses, lower recoveries and higher losses in the U.S.
     Provision for credit losses was $27 million higher than the prior quarter, mainly due to higher losses and lower recoveries.
     Provision for credit losses for the six months ended April 30, 2009 was up $46 million from the same period in 2008, mainly due to an increase in the general provision for credit losses and higher losses in the U.S.
Non-interest expenses
Non-interest expenses were down $111 million or 31% from the same quarter last year, primarily due to lower litigation related and severance expenses.
     Non-interest expenses were down $20 million or 7% from the prior quarter, primarily due to lower employee-related expenses.
     Non-interest expenses for the six months ended April 30, 2009 were down $195 million or 28% from the same period last year, primarily due to lower litigation-related and severance expenses and the impact of the sale of some of our U.S. businesses.
Income taxes
Income tax recovery was $161 million and $402 million in the current quarter and six months ended April 30, 2009 respectively, compared with a recovery of $891 million in the same quarter last year and $2,057 million for the six months ended April 30, 2008. The lower income tax recoveries were mainly due to lower structured credit losses. There was also lower tax exempt dividend income in the current periods.
     Income tax recovery was down $80 million from the prior quarter, mainly due to the lower losses in the structured credit and other run-off businesses and the write off of $21 million of future tax assets.
Full time equivalent employees
The full time equivalent employees were down 171 from the same quarter last year primarily due to continuing cost reduction initiatives.

26	CIBC Second Quarter 2009

CORPORATE AND OTHER
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the business lines. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the business lines.
Results (1)

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Total revenue	$150	$(26)	$8	$124	$34
Reversal of credit losses	(55)	(62)	(35)	(117)	(69)
Non-interest expenses	88	81	50	169	107

(Loss) income before taxes and non-controlling interests	117	(45)	(7)	72	(4)
Income tax expense (benefit)	185	(43)	(17)	142	(57)

Net (loss) income	$(68)	$(2)	$10	$(70)	$53

Full time equivalent employees	11,980	12,126	13,215	11,980	13,215

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
In the first quarter of 2009, we moved the impact of securitization from CIBC Retail Markets to Corporate and Other which impacted total revenue, reversal of credit losses and net income. Prior period information was restated to reflect this change.
Net loss in the current quarter was $68 million compared to net income of $10 million in the same quarter last year, primarily due to lower treasury revenue and higher unallocated corporate support costs, partially offset by the net gain on repatriation activities.
     Net loss was up $66 million from the prior quarter primarily due to adjusting future tax assets at future years’ lower statutory rates and lower treasury revenue, partially offset by lower losses on securitization activities.
     Net loss was $70 million for the six months ended April 30, 2009, compared to a net income of $53 million for the same period last year, primarily due to adjusting future tax assets at future years’ lower statutory rates, lower treasury revenue, higher unallocated corporate support costs and higher losses on securitization activities. These losses were partially offset by the net gain on repatriation activities.
Revenue
Revenue was up $142 million from the same quarter last year, primarily due to a $159 million foreign exchange gain, compared to a $65 million foreign exchange loss in the last year quarter, on repatriation activities, offset by lower treasury revenue, and higher losses related to securitization activities.
     Revenue was up $176 million from the prior quarter primarily due to the foreign exchange gain on repatriation activities noted above, compared to a $48 million foreign exchange loss in the prior quarter, and lower losses related to securitization activities, offset by lower treasury revenue.
     Revenue for the six months ended April 30, 2009 was up $90 million from the same period in 2008 primarily due to a net $111 million foreign exchange gain on repatriation activities, compared to a $65 million foreign exchange loss in the same period last year, partially offset by lower treasury revenue and higher losses related to securitization activities. The same period last year was impacted by losses from the hedging of stock appreciation rights (SARs).
Reversal of credit losses
The reversal of credit losses is primarily a result of asset securitization due to the reduction of loans and receivables attributable to such activities.
Non-interest expenses
Non-interest expenses were up $38 million or 76% from the same quarter last year, primarily due to severances and higher unallocated corporate support costs.
     Non-interest expenses were up $7 million or 9% from the prior quarter, primarily due to severances, partially offset by lower unallocated corporate support costs.
     Non-interest expenses for the six months ended April 30, 2009 were up $62 million or 58% from the same period in 2008, primarily due to severances and higher unallocated corporate support costs. The same period last year included higher recoveries related to SARs.

CIBC Second Quarter 2009	27

Income tax
Income tax expense was $185 million, compared to an income tax benefit of $17 million from the same quarter last year primarily due to the $156 million tax expense related to the foreign exchange gain on repatriation activities noted above and the write off of $36 million of future tax assets due to lower future statutory tax rates. The prior year quarter included a $44 million tax benefit related to foreign exchange loss on repatriation activities.
     Income tax expense was $185 million and $142 million for the current quarter and for the six months ended April 30, 2009 respectively, compared to an income tax benefit of $43 million and $57 million in the prior quarter and six months ended April 30, 2008 respectively. The change was primarily due to the tax impacts of the items noted above and to the recognition of a tax benefit of $52 million in the prior quarter related to a foreign exchange loss on repatriation activities.
Full time equivalent employees
The full time equivalent employees were down 1,235 from the same quarter last year primarily due to continuing cost reduction initiatives and reduced infrastructure support resulting from the sale of some of our U.S. businesses.
     The full time equivalent employees were down 146 from the prior quarter primarily due to continuing cost reduction initiatives.

28	CIBC Second Quarter 2009

FINANCIAL CONDITION
Review of consolidated balance sheet

	2009	2008
$ millions, as at	Apr. 30	Oct. 31

Assets
Cash and deposits with banks	$8,301	$8,959
Securities	86,222	79,171
Securities borrowed or purchased under resale agreements	32,674	35,596
Loans	153,512	171,475
Derivative instruments	34,048	28,644
Other assets	32,606	30,085

Total assets	$347,363	$353,930

Liabilities and shareholders’ equity
Deposits	$221,912	$232,952
Derivative instruments	38,094	32,742
Obligations related to securities lent or sold short or under repurchase agreements	42,057	44,947
Other liabilities	24,096	22,015
Subordinated indebtedness	6,612	6,658
Preferred share liabilities	600	600
Non-controlling interests	175	185
Shareholders’ equity	13,817	13,831

Total liabilities and shareholders’ equity	$347,363	$353,930

Assets
Total assets decreased for the six-month period by $6.6 billion or 2% from October 31, 2008.
     Securities increased by $7.1 billion or 9% and comprise AFS, trading, fair value option (FVO) and HTM securities. During the six-month period, matured trading securities were reinvested in debt and government securities that are classified as AFS. FVO securities increased due to the continued securitization of residential mortgages.
     Securities borrowed or purchased under resale agreements decreased primarily driven by business decisions to reduce certain underlying exposures.
     Loans decreased by approximately $18.0 billion or 10% mainly due to mortgage securitizations noted above and repayments, partly offset by volume growth in most retail products.
     Derivative instruments increased mainly due to market valuations on interest rate derivatives driven by changes in the interest rate environment, partially offset by reduction in market values of foreign exchange derivatives.
     Other assets increased mainly due to an increase in derivatives collateral receivable and customers’ liability under acceptances.
Liabilities
Total liabilities decreased for the six-month period by $6.6 billion or 2% from October 31, 2008.
     Deposits decreased by $11.0 billion or 5% largely driven by a reduction in business and government and bank deposits driven by our funding requirements, partially offset by volume growth in personal deposits.
     Derivative instruments liabilities increased due to the same factors discussed under derivative instruments assets above.
     Obligations related to securities lent or sold short or under repurchase agreements decreased mainly on funding requirements.
     Other liabilities increased mainly due to an increase in derivatives collateral payable and bankers’ acceptances.
Shareholders’ equity
Shareholders’ equity includes current year earnings and the proceeds from issuance of preferred shares Series 35 and Series 37, offset by dividend payments.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 63 to 66 of the 2008 Annual Accountability Report.
Significant capital management activities
On March 13, 2009 CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion of 9.976% CIBC Tier 1 Notes — Series A due June 30, 2108 and $300 million of 10.25% CIBC Tier 1 Notes — Series B due June 30, 2108 (together, the Notes). The Notes qualify as part of Tier 1 regulatory capital.
     During the quarter, we completed the offering of 13 million non-cumulative Rate Reset Class A Preferred Shares, Series 35 for net proceeds of $319 million and the offering of 8 million non-cumulative Rate Reset Class A Preferred Shares, Series 37 for net proceeds of $196 million. We also announced our intention to redeem our $750 million 4.25% Debentures (subordinated indebtedness) due June 1, 2014, for their outstanding principal amount, plus unpaid interest accrued to the redemption date, in accordance with their terms.
     The following table summarizes our significant capital management activities:

	For the three	For the six
	months ended	months ended
$ millions	Apr. 30, 2009	Apr. 30, 2009

Issue of common shares	$16	$28
Issue of preferred shares	525	525
Dividends
Preferred shares — classified as equity	(39)	(75)
Preferred shares — classified as liabilities	(8)	(16)
Common shares	(331)	(663)

     For additional details, see Notes 6 and 7 to the interim consolidated financial statements.

CIBC Second Quarter 2009	29

Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).
     The following table presents the changes to the components of our regulatory capital:

	2009		2008
$ millions, as at	Apr. 30		Oct. 31

Tier 1 capital	$13,732		$12,365
Tier 2 capital	5,299		5,764
Total regulatory capital	19,031		18,129
Risk-weighted assets	119,561		117,946
Tier 1 capital ratio	11.5%		10.5%
Total capital ratio	15.9%		15.4%
Assets-to-capital multiple	16.6	x	17.9	x

     The Tier 1 ratio was up 1% and the total capital ratio was up 0.5% from year-end mainly due to the Notes issued by CIBC Capital Trust and the issuance of preferred shares noted above. The ratios also benefited from lower risk-weighted assets on residential mortgages resulting from higher insured mortgages. The ratios were negatively impacted by the structured credit charges in the first half of the year and higher credit risk-weighted assets in the trading book resulting primarily from financial guarantor downgrades.
     In addition, the Tier 1 ratio was also adversely impacted by the expiry of OSFI’s transition rules related to the grandfathering of substantial investments pre-December 31, 2006, which were deducted entirely from Tier 2 capital at year- end. Also, as required by OSFI, the planned redemption of our $750 million 4.25% Debentures on June 1, 2009 was reflected in the total capital ratio as at April 30, 2009.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitizations, derivatives, credit-related arrangements, and guarantees. Details on our off-balance sheet arrangements are provided on pages 67 to 69 of the 2008 Annual Accountability Report.
     The following table summarizes our exposures to unconsolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured). Investments, generally securities, are at fair value and loans, none of which are impaired, are carried at par. Undrawn liquidity and credit facilities and written credit derivatives are at notional amounts.

				2009				2008
$ millions, as at				Apr. 30				Oct. 31
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans (1)	facilities		(notional) (2)	and loans (1)	facilities		(notional) (2)

CIBC-sponsored conduits	$78	$5,707	(3)	$—	$805	$7,984	(3)	$—
CIBC structured CDO vehicles	725	61		722	772	69		766
Third-party structured vehicles	6,926	857		15,497	8,167	1,091		17,174

(1)	Excludes securities issued by entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae. $6.0 billion (Oct. 31, 2008: $6.7 billion) of the exposure related to CIBC structured CDO and third-party structured vehicles was hedged by credit derivatives.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures. The negative fair value recorded on the consolidated balance sheet was $5.8 billion (Oct. 31, 2008: $5.6 billion). Notional amounts of $14.5 billion (Oct. 31, 2008: $16.0 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of CVA was $1.1 billion (Oct. 31, 2008: $1.2 billion). Accumulated fair value losses amount to $1.4 billion (Oct. 31, 2008: $1.3 billion) on unhedged written credit derivatives.

(3)	Net of $78 million (Oct. 31, 2008: $805 million) of investment and loans in CIBC sponsored conduits.
During the quarter, MACRO Trust, a CIBC-sponsored conduit, acquired auto lease receivables from one of our multi-seller conduits. During the first and second quarters, we acquired all of the commercial paper issued by MACRO Trust. The consolidation of the conduit resulted in $508 million of dealer floorplan receivables, $481 million of auto leases, and $16 million of medium term notes backed by Canadian residential mortgages being recognized in the consolidated balance sheet as at April 30, 2009. The dealer floorplan receivables and retail auto receivables were originated by the finance arm of a U.S. auto manufacturer and have an estimated weighted average life of less than a year. The commitment period for the dealer floorplan receivables expires on June 1, 2009.
     Also during the quarter, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.6 billion of CIBC Tier 1 Notes.
     For additional details, see Notes 5 and 7 to the interim consolidated financial statements.

30	CIBC Second Quarter 2009

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 70 to 83 of the 2008 Annual Accountability Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section included within the 2008 Annual Accountability Report.
     Several groups within Risk Management, independent of the originating businesses, contribute to our management of risk. Following a realignment of risk management during the first quarter, there are four groups which are as follows:
•	Capital Markets Risk Management — provides independent oversight of policies, procedures and standards concerning the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.
•	Product Risk Management, Card Products, Mortgages & Retail Lending — oversees the management of credit and fraud risk in the credit card, residential mortgages and retail lending portfolios, including the optimization of lending profitability.
•	Wholesale Credit & Investment Risk Management — responsible for the credit quality of CIBC’s risk-rated credits through the global management of adjudication of small business, commercial and wholesale credit risks, as well as management of the special loans and investments portfolios.
•	Risk Services — responsible for a range of activities, including: strategic risk analytics; credit portfolio management; Basel II reporting; economic capital; credit risk analytics; risk rating methodology; corporate and operational risk management; and vetting and validating of models and parameters.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit risk management unit that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Risk Management Committee (RMC) for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of the highest risk loans to maximize recoveries.
Credit risk limits
Credit limits are established for business and government loans for the purposes of portfolio diversification and managing concentration. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges or structured transactions are used to reduce concentrations.
Credit risk mitigation
Our credit risk management policies include requirements relating to collateral valuation and management, including verification requirements and legal certainty. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral are cash or securities for securities lending and reverse repurchase transactions; charges over inventory, receivables and real properties for lending to commercial borrowers; mortgages over residential real properties for retail lending; and operating assets for corporate and small business borrowers.
     We obtain third-party guarantees and insurance to reduce the risk in our lending portfolios. The most material of these guarantees relates to that part of our residential mortgage portfolio that is guaranteed by CMHC, a Government of Canada owned corporation, or other investment grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of derivatives traded over-the-counter through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $474.6 billion as at April 30, 2009 (October 31, 2008: $458.7 billion). An increase in drawn exposure in the sovereign category, largely exposures to Canadian and U.S. governments and their agencies, accounted for the majority of the increase. This increase was partially offset by a

CIBC Second Quarter 2009	31

decrease in drawn exposures in real estate secured personal lending due to exposures being securitized into mortgage securitization programs over the period.
Gross exposure at default, before credit risk mitigation

	2009	2008
$ millions, as at	Apr. 30	Oct. 31

Business and government portfolios-AIRB approach (1)
Drawn	$117,542	$83,686
Undrawn commitments	21,466	21,309
Repo-style transactions	82,776	82,975
Other off-balance sheet	39,408	41,163
OTC derivatives	17,982	18,763

	$279,174	$247,896

Retail Portfolios-AIRB approach (1)
Drawn	$114,495	$128,648
Undrawn commitments	45,328	44,003
Other off-balance sheet	302	105

	$160,125	$172,756

Standardized portfolios	$14,582	$14,714
Securitization exposures	20,740	23,356

	$474,621	$458,722

(1)	Advanced internal ratings based (AIRB) approach.
Included in the business and government portfolios-AIRB approach is EAD of $2.1 billion in the probability of default band considered watch list as at April 30, 2009 (October 31, 2008: $1.7 billion).
     The increase in watch list exposures was largely driven by increases in the financial services sector. The majority of watch list exposures are from the financial services sector, including financial guarantor exposures discussed in more detail in our “Run-off businesses” section.
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities, as explained in Note 14 to the 2008 consolidated financial statements.
     We establish a credit valuation adjustment for expected future credit losses from each of our derivative counterparties. As at April 30, 2009, the credit valuation adjustment for all derivative counterparties was $5.3 billion (October 31, 2008: $4.7 billion).
Rating profile of derivative MTM receivables (1)

		2009		2008
$ billions, as at		Apr. 30		Oct. 31

Standard & Poor’s rating equivalent
AAA to BBB-	$7.3	67.3%	$8.3	80.9%
BB+ to B-	2.6	23.2	1.2	11.5
CCC+ to CCC-	0.9	8.2	0.7	6.6
Below CCC-	0.1	1.1	—	0.2
Unrated	—	0.2	0.1	0.8

Total	$10.9	100.0%	$10.3	100.0%

(1)	MTM value of the derivative contracts after credit valuation adjustments and derivative master netting agreements but before any collateral.
Impaired loans and allowance and provision for credit losses

	2009	2008
$ millions, as at	Apr. 30	Oct. 31

Gross impaired loans
Consumer	$721	$584
Business and government(1)	542	399

Total gross impaired loans	$1,263	$983

Allowance for credit losses
Consumer	$1,021	$888
Business and government(1)	672	558

Total allowance for credit losses	$1,693	$1,446

Comprises:
Specific allowance for loans	$780	$631
General allowance for loans(2)	913	815

Total allowance for credit losses	$1,693	$1,446

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	Excludes general allowance for undrawn credit facilities of $75 million (October 31, 2008: $77 million).
Gross impaired loans were up $280 million or 28% from October 31, 2008. Consumer gross impaired loans were up $137 million or 23%, largely attributed to increased new classifications in residential mortgages and personal lending in Canada. Business and government loans increased by $143 million or 36%, with the business services sector accounting for $73 million of the increase. Gross impaired real estate loans increased $28 million, attributable to two new impaired accounts in the U.S.
     Allowance for credit losses was up $247 million or 17% from October 31, 2008. Specific allowance was up $149 million or 24%, primarily due to credit cards, personal lending and business services. The general allowance was up $98 million or 12% due to large corporate lending and credit cards.
     For details on the provision for credit losses, see the “Financial performance review” section.

32	CIBC Second Quarter 2009

Market risk
Trading activities
The following table shows Value-at-Risk (VaR) by risk type for CIBC’s trading activities.
     The VaR for the three months ended April 30, 2009 disclosed in the table and backtesting chart below exclude our exposures in our run-off businesses as described on pages 9 to 16 of the MD&A. Due to the volatile and illiquid markets, the quantification of risk for these positions is subject to a high degree of uncertainty. These positions are being managed down independent of our trading businesses.
     Total average risk was down 19% from the last quarter, primarily due to proactive reduction of our market risk exposure across trading books.
     Actual realized market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio

	As at or for the three months ended								For the six months ended
	Apr. 30, 2009				Jan. 31, 2009		Apr. 30, 2008		Apr. 30, 2009	Apr. 30, 2008
$ millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$5.6	$1.8	$2.8	$3.3	$4.5	$4.8	$7.5	$7.6	$4.0	$7.5
Credit spread risk	1.8	0.9	1.2	1.3	1.6	2.1	3.6	5.0	1.7	8.9
Equity Risk	6.1	1.7	1.8	3.3	4.0	4.8	5.0	5.3	4.1	5.2
Foreign exchange risk	1.1	0.2	0.4	0.6	0.5	1.3	0.5	0.6	0.9	0.7
Commodity risk	2.7	0.5	0.6	0.8	0.8	0.6	0.6	0.8	0.7	0.8
Debt specific risk	6.1	2.2	5.1	3.9	2.4	2.3	7.8	8.0	3.1	9.2
Diversification effect (1)	n/m	n/m	(5.4)	(6.6)	(7.1)	(7.8)	(13.0)	(13.3)	(7.1)	(16.0)

Total risk	$8.2	$5.7	$6.5	$6.6	$6.7	$8.1	$12.0	$14.0	$7.4	$16.3

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading Revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 98% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $4.1 million during the quarter.
     The trading revenue (TEB)(1) for the current quarter excludes a $34.6 million loss related to the consolidation of variable interest entities as well as trading losses from the run-off businesses, including $558 million related to reductions in fair value of structured credit assets and counterparty credit-related valuation adjustments and $50 million related to loss from other positions in the run-off books.
     Backtesting of trading revenue (TEB)(1) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Second Quarter 2009	33

Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next 12 months of an immediate 100 basis point increase or decrease in interest rates, adjusted for estimated prepayments as well as adjusted to accommodate the downward shock in the current interest rate environment.
Interest rate sensitivity — non-trading (after-tax)

	2009			2009			2008
	Apr. 30			Jan. 31			Apr. 30
$ millions, as at	$	US$	Other	$	US$	Other	$	US$	Other

100 basis points increase in interest rates
Net income	$158	$(17)	$6	$115	$(21)	$8	$51	$(6)	$(1)
Change in present value of shareholders’ equity	203	(47)	3	203	(48)	(3)	171	16	33

100 basis points decrease in interest rates
Net income	$(11)	$2	$(5)	$(53)	$20	$(9)	$(62)	$6	$1
Change in present value of shareholders’ equity	(160)	26	1	(226)	47	1	(264)	(16)	(35)

Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding. As at April 30, 2009, Canadian dollar deposits from individuals totalled $95.5 billion (October 31, 2008: $90.5 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding within prudential limits across a range of maturities, asset securitization initiatives, adequate capitalization, and segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New facilities introduced in 2008 by various governments and global central banks including Bank of Canada and the Federal Reserve Bank provide liquidity to financial systems. These exceptional liquidity initiatives include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement facilities, and the pooling and sale to CMHC of National Housing Act mortgage-backed securities which are composed of insured residential mortgage pools. From time to time, we utilize these term funding facilities, pledging a combination of private and public sector assets against these obligations.
     Balance sheet liquid assets are summarized in the following table:

	2009	2008
$ billions, as at	Apr. 30	Oct. 31

Cash	$1.0	$1.1
Deposits with banks	7.1	7.9
Securities issued by Canadian Governments (1)	18.0	5.5
Mortgage backed securities (1)	27.1	20.7
Other securities (2)	28.0	39.6
Securities borrowed or purchased under resale agreements	32.7	35.6

	$113.9	$110.4

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprises AFS securities and securities designated at fair value (FVO) with residual term to contractual maturity within one year and trading securities.
     In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at April 30, 2009 totalled $45.2 billion (October 31, 2008: $44.6 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. Due to a methodology change, DBRS placed the

34	CIBC Second Quarter 2009

preferred share and Tier 1 innovative instrument ratings of all Canadian banks, including CIBC, under review with negative implications. In a positive development subsequent to April 30, 2009, Fitch has affirmed our ratings and removed us from Rating Watch Negative; our ratings have been assigned a Negative Rating Outlook. There were no material changes to any of our other ratings.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands which will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 81 to 82 of the 2008 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Operational risk
In December 2008, we received formal acceptance of the Advanced Measurement Approach (AMA) for operational risk from OSFI.
Other risks
We also have policies and processes to measure, monitor and control other risks, including reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 82 to 83 of the 2008 Annual Accountability Report.

CIBC Second Quarter 2009	35

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2008 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 84 to 88 of the 2008 Annual Accountability Report.
Valuation of financial instruments
The table below presents the valuation methods used to determine the sources of fair value of those financial instruments which are held at fair value on the consolidated balance sheet and the percentage of each category of financial instruments which are fair valued using these valuation techniques:

		Valuation	Valuation
		technique -	technique -
	Quoted	market	non-market
	market	observable	observable
As at April 30, 2009	price	inputs	inputs

Assets
Trading securities	76%	17%	7%
AFS securities	86	10	4
FVO financial instruments	6	93	1
Derivative instruments	3	86	11

Liabilities
Obligations related to securities sold short	86%	14%	—%
FVO financial instruments	—	97	3
Derivative instruments	2	77	21

		Valuation	Valuation
		technique -	technique -
	Quoted	market	non-market
	market	observable	observable
As at October 31, 2008	price	inputs	inputs

Assets
Trading securities	87%	10%	3%
AFS securities	54	39	7
FVO financial instruments	3	96	1
Derivative instruments	4	82	14

Liabilities
Obligations related to securities sold short	74%	26%	—%
FVO financial instruments	—	88	12
Derivative instruments	4	73	23
The table below presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-market observable inputs, for the total bank and the structured credit business:

	Structured credit	Total	Total
$ millions, as at April 30, 2009	run-off business	CIBC	CIBC

Assets
Trading securities	$524	$1,007	7%
AFS securities	14	1,415	4
FVO financial instruments	191	200	1
Derivative instruments	3,626	3,784	11

Liabilities
FVO financial instruments	334	334	3
Derivative instruments	6,965	7,932	21
     We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk and future administration costs.
     The following table summarizes our valuation adjustments:

	2009	2008
$ millions, as at	Apr. 30	Oct. 31

Trading securities
Market risk	$14	$43
Derivatives
Market risk	128	223
Credit risk	5,297	4,672
Administration costs	38	30
Other	3	6

	$5,480	$4,974

     Much of our structured credit run-off business requires the application of valuation techniques using non-market observable inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-market observable), are primarily used for the valuation of these positions.
     We also consider whether a credit valuation adjustment is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     Our credit valuation adjustments are driven off market observed credit spreads for each counterparty, or a proxy for a comparable credit quality where no observed credit spreads exist, or where observed credit spreads are considered not to be representative of an active market. These credit spreads are applied in relation to the weighted average life of the underlying instruments protected by these counterparties, while considering the probabilities of default derived from these spreads. Furthermore our approach takes into account the correlation between the performance of the underlying assets and the counterparties.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.

36	CIBC Second Quarter 2009

     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $3 million in our unhedged USRMM portfolio and $66 million in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the Cerberus transaction.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $252 million before the impact of the Cerberus protection. The fair value of the Cerberus protection is expected to reasonably offset any changes in fair value of protected USRMM positions.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $247 million.
     The total net loss recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring unobservable market parameters, for the quarter ended April 30, 2009 was $338 million ($1,148 million for the six months ended April 30, 2009).
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant.
     We have policies that set standards governing the independent verification of prices of traded instruments at a minimum on a monthly basis. Where lack of adequate price discovery in the market results in a non-compliance for a particular position, management is required to assess the need for an appropriate valuation adjustment to address such valuation uncertainties.
Reclassification of financial assets
In October 2008, certain trading financial assets, for which there was no active market and which management intends to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS respectively, with effect from August 1, 2008 at fair value as at that date. In the first quarter, we also reclassified $144 million of trading financial assets to AFS.
     If the above reclassifications had not been made, income during the quarter, related to the securities reclassified to HTM and AFS securities would have been lower by $77 million and higher by $37 million respectively (lower by $399 million and higher by $11 million, on HTM and AFS securities respectively, for the six months ended April 30, 2009).
Accounting Developments
Intangibles
Effective November 1, 2008, we adopted CICA 3064, “Goodwill and Intangible Assets”, which replaced CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. The new standard establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we have retroactively reclassified intangible assets relating to application software with net book value of $374 million as at January 31, 2009 (October 31, 2008: $385 million) from Land, Buildings and Equipment to Software and Other Intangible Assets on our consolidated balance sheet.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the Accounting Standards Board of the CICA affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011 with comparatives for the year commencing November 1, 2010.
     CIBC’s IFRS transition project is in progress with a formal governance structure and transition plan in place. At this point it remains too early to comment on the anticipated financial impact to the balance sheet and ongoing results of operation resulting from the transition to IFRS as changes to the accounting standards are expected prior to transition.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2009, of CIBC’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission (SEC) and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2009, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Second Quarter 2009	37

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Contents

39 Consolidated balance sheet
40 Consolidated statement of operations
41 Consolidated statement of changes in shareholders’ equity
42 Consolidated statement of comprehensive income (loss)
43 Consolidated statement of cash flows
44 Notes to the interim consolidated financial statements

44 Note 1	—	Change in accounting policy
44 Note 2	—	Fair value of financial instruments
45 Note 3	—	Securities
45 Note 4	—	Allowance for credit losses
46 Note 5	—	Securitizations and variable interest entities
47 Note 6	—	Share capital
48 Note 7	—	Capital trust securities
49 Note 8	—	Financial guarantors
49 Note 9	—	Income taxes
49 Note 10	—	Employee compensation and benefits
50 Note 11	—	Earnings per share (EPS)
50 Note 12	—	Guarantees
51 Note 13	—	Segmented information

38	CIBC Second Quarter 2009

CONSOLIDATED BALANCE SHEET

	2009	2008
Unaudited, $ millions, as at	Apr. 30	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$2,068	$1,558

Interest-bearing deposits with banks	6,233	7,401

Securities (Note 3)
Trading	13,477	37,244
Available-for-sale (AFS)	36,446	13,302
Designated at fair value (FVO)	29,352	21,861
Held-to-maturity (HTM)	6,947	6,764

	86,222	79,171

Securities borrowed or purchased under resale agreements	32,674	35,596

Loans
Residential mortgages	75,926	90,695
Personal	33,211	32,124
Credit card	10,618	10,829
Business and government	35,450	39,273
Allowance for credit losses (Note 4)	(1,693)	(1,446)

	153,512	171,475

Other
Derivative instruments	34,048	28,644
Customers’ liability under acceptances	9,450	8,848
Land, buildings and equipment	1,653	1,623
Goodwill	2,099	2,100
Software and other intangible assets	695	812
Other assets (Note 9)	18,709	16,702

	66,654	58,729

	$347,363	$353,930

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$103,788	$99,477
Business and government (Note 7)	109,080	117,772
Bank	9,044	15,703

	221,912	232,952

Other
Derivative instruments	38,094	32,742
Acceptances	9,529	8,848
Obligations related to securities sold short	7,368	6,924
Obligations related to securities lent or sold under repurchase agreements	34,689	38,023
Other liabilities	14,567	13,167

	104,247	99,704

Subordinated indebtedness	6,612	6,658

Preferred share liabilities	600	600

Non-controlling interests	175	185

Shareholders’ equity
Preferred shares (Note 6)	3,156	2,631
Common shares (Note 6)	6,090	6,062
Treasury shares	1	1
Contributed surplus	104	96
Retained earnings	4,826	5,483
Accumulated other comprehensive (loss) (AOCI)	(360)	(442)

	13,817	13,831

	$347,363	$353,930

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Second Quarter 2009	39

CONSOLIDATED STATEMENT OF OPERATIONS

		For the three months ended			For the six months ended
		2009	2009	2008	2009	2008
Unaudited, $ millions		Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Interest income
Loans		$1,637	$1,908	$2,310	$3,545	$4,892
Securities borrowed or purchased under resale agreements		86	171	419	257	948
Securities		480	662	697	1,142	1,361
Deposits with banks		18	54	192	72	422

		2,221	2,795	3,618	5,016	7,623

Interest expense
Deposits		694	1,040	1,747	1,734	3,955
Other liabilities		194	350	452	544	1,015
Subordinated indebtedness		52	64	62	116	134
Preferred share liabilities		8	8	8	16	16

		948	1,462	2,269	2,410	5,120

Net interest income		1,273	1,333	1,349	2,606	2,503

Non-interest income
Underwriting and advisory fees		112	102	88	214	264
Deposit and payment fees		188	193	191	381	386
Credit fees		72	60	56	132	116
Card fees		85	95	67	180	144
Investment management and custodial fees		96	108	131	204	267
Mutual fund fees		158	159	204	317	416
Insurance fees, net of claims		60	66	63	126	121
Commissions on securities transactions		106	120	133	226	303
Trading revenue (Note 8)		(440)	(720)	(2,401)	(1,160)	(5,528)
AFS securities gains (losses), net		60	148	12	208	(37)
FVO revenue		53	44	(18)	97	(47)
Income from securitized assets		137	119	146	256	290
Foreign exchange other than trading		243	117	3	360	135
Other		(42)	78	102	36	272

		888	689	(1,223)	1,577	(2,898)

Total revenue		2,161	2,022	126	4,183	(395)

Provision for credit losses (Note 4)		394	284	176	678	348

Non-interest expenses
Employee compensation and benefits (Note 10)		891	932	933	1,823	1,927
Occupancy costs		155	134	142	289	287
Computer, software and office equipment		251	245	265	496	527
Communications		76	68	72	144	146
Advertising and business development		45	47	58	92	111
Professional fees		42	40	61	82	112
Business and capital taxes		30	30	35	60	60
Other		149	157	222	306	379

		1,639	1,653	1,788	3,292	3,549

Income (loss) before income taxes and non-controlling interests		128	85	(1,838)	213	(4,292)
Income tax expense (benefit)		174	(67)	(731)	107	(1,733)

		(46)	152	(1,107)	106	(2,559)
Non-controlling interests		5	5	4	10	8

Net (loss) income		$(51)	$147	$(1,111)	$96	$(2,567)

(Loss) earnings per share (in dollars) (Note 11)	-Basic	$(0.24)	$0.29	$(3.00)	$0.05	$(7.31)
	-Diluted	$(0.24)	$0.29	$(3.00)	$0.05	$(7.31)
Dividends per common share (in dollars)		$0.87	$0.87	$0.87	$1.74	$1.74

The accompanying notes are an integral part of these consolidated financial statements.

40	CIBC Second Quarter 2009

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended				For the six months ended
	2009	2009		2008	2009		2008
Unaudited, $ millions	Apr. 30	Jan. 31		Apr. 30	Apr. 30		Apr. 30

Preferred shares
Balance at beginning of period	$2,631	$2,631		$2,331	$2,631		$2,331
Issue of preferred shares	525	—		—	525		—

Balance at end of period	$3,156	$2,631		$2,331	$3,156		$2,331

Common shares
Balance at beginning of period	$6,074	$6,062		$6,049	$6,062		$3,133
Issue of common shares	16	12		8	28		2,956
Issuance costs, net of related income taxes	—	—		(1)	—		(33)

Balance at end of period	$6,090	$6,074		$6,056	$6,090		$6,056

Treasury shares
Balance at beginning of period	$—	$1		$12	$1		$4
Purchases	(2,059)	(1,955)		(2,147)	(4,014)		(5,106)
Sales	2,060	1,954		2,143	4,014		5,110

Balance at end of period	$1	$—		$8	$1		$8

Contributed surplus
Balance at beginning of period	$100	$96		$86	$96		$96
Stock option expense	3	4		2	7		5
Stock options exercised	—	—		—	—		(1)
Net premium (discount) on treasury shares	1	1		3	2		(11)
Other	—	(1)		(1)	(1)		1

Balance at end of period	$104	$100		$90	$104		$90

Retained earnings
Balance at beginning of period, as previously reported	$5,257	$5,483		$7,174	$5,483		$9,017
Adjustment for change in accounting policies	—	(6	) (1)	—	(6	) (1)	(66	) (2)

Balance at beginning of period, as restated	5,257	5,477		7,174	5,477		8,951
Net income (loss)	(51)	147		(1,111)	96		(2,567)
Dividends
Preferred	(39)	(36)		(30)	(75)		(60)
Common	(331)	(332)		(332)	(663)		(623)
Other	(10)	1		(2)	(9)		(2)

Balance at end of period	$4,826	$5,257		$5,699	$4,826		$5,699

AOCI, net of tax
Balance at beginning of period	$(390)	$(442)		$(849)	$(442)		$(1,092)
Other comprehensive income (OCI)	30	52		42	82		285

Balance at end of period	$(360)	$(390)		$(807)	$(360)		$(807)

Retained earnings and AOCI	$4,466	$4,867		$4,892	$4,466		$4,892

Shareholders’ equity at end of period	$13,817	$13,672		$13,377	$13,817		$13,377

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 10 for additional details.

(2)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract 46, “Leveraged Leases”.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Second Quarter 2009	41

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net income (loss)	$(51)	$147	$(1,111)	$96	$(2,567)

OCI, net of tax
Foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	109	26	2	135	975
Net (losses) gains on hedges of foreign currency translation adjustments	(128)	3	25	(125)	(721)

	(19)	29	27	10	254

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	168	87	83	255	62
Transfer of net (gains) losses to net income	(119)	(62)	(65)	(181)	41

	49	25	18	74	103

Net change in cash flow hedges
Net (losses) gains on derivatives designated as cash flow hedges	(1)	(4)	(5)	(5)	(41)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	1	2	2	3	(31)

	—	(2)	(3)	(2)	(72)

Total OCI	30	52	42	82	285

Comprehensive income (loss)	$(21)	$199	$(1,069)	$178	$(2,282)

INCOME TAX (EXPENSE) BENEFIT ALLOCATED TO EACH COMPONENT OF OCI

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$10	$(7)	$—	$3	$(3)
Changes on hedges of foreign currency translation adjustments	117	(15)	(41)	102	333
Net change in AFS securities
Net unrealized (gains) losses on AFS securities	(102)	(56)	(50)	(158)	(35)
Transfer of net gains (losses) to net income	55	30	41	85	(48)
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	1	3	1	4	21
Changes on derivatives designated as cash flow hedges transferred to net income	(1)	(1)	(2)	(2)	16

	$80	$(46)	$(51)	$34	$284

The accompanying notes are an integral part of these consolidated financial statements.

42	CIBC Second Quarter 2009

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Cash flows provided by (used in) operating activities
Net income (loss)	$(51)	$147	$(1,111)	$96	$(2,567)
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	394	284	176	678	348
Amortization (1)	100	103	61	203	123
Stock-based compensation	—	(3)	2	(3)	(17)
Future income taxes	(98)	(130)	(765)	(228)	(818)
AFS securities (gains) losses, net	(60)	(148)	(12)	(208)	37
(Gains) losses on disposal of land, buildings and equipment	3	(1)	(1)	2	(1)
Other non-cash items, net	(131)	(8)	(13)	(139)	53
Changes in operating assets and liabilities
Accrued interest receivable	95	134	32	229	136
Accrued interest payable	(40)	(92)	(93)	(132)	(117)
Amounts receivable on derivative contracts	136	(5,196)	(79)	(5,060)	584
Amounts payable on derivative contracts	(1,062)	5,345	(82)	4,283	(1,036)
Net change in trading securities	2,880	21,031 (2)	3,469	23,911	3,883
Net change in FVO securities	(7,554)	63	(1,321)	(7,491)	(5,294)
Net change in other FVO financial instruments	3,263	4,083	(83)	7,346	(664)
Current income taxes	1,499	87	(74)	1,586	(1,868)
Other, net	(3,029)	(236)	218	(3,265)	(3,561)

	(3,655)	25,463	324	21,808	(10,779)

Cash flows (used in) provided by financing activities
Deposits, net of withdrawals	(7,151)	(9,304)	(1,643)	(16,455)	7,201
Obligations related to securities sold short	818	(1,054)	648	(236)	(2,428)
Net obligations related to securities lent or sold under repurchase agreements	(3,452)	118	(2,825)	(3,334)	(2,414)
Redemption/repurchase of subordinated indebtedness	(77)	—	(89)	(77)	(339)
Issue of preferred shares	525	—	—	525	—
Issue of common shares, net	16	12	7	28	2,923
Net proceeds from treasury shares (purchased) sold	1	(1)	(4)	—	4
Dividends	(370)	(368)	(362)	(738)	(683)
Other, net	617	87	223	704	(222)

	(9,073)	(10,510)	(4,045)	(19,583)	4,042

Cash flows (used in) provided by investing activities
Interest-bearing deposits with banks	2,076	(908)	4,570	1,168	340
Loans, net of repayments	4,661	(1,787)	(4,694)	2,874	(6,741)
Proceeds from securitizations	6,525	7,610	933	14,135	3,183
Purchase of AFS/HTM securities	(22,849)	(28,725)	(3,286)	(51,574)	(5,210)
Proceeds from sale of AFS/HTM securities	8,215	5,161	1,944	13,376	7,814
Proceeds from maturity of AFS/HTM securities	14,376	1,155	1,288	15,531	6,229
Net securities borrowed or purchased under resale agreements	579	2,343	2,455	2,922	850
Purchase of land, buildings and equipment	(108)	(35)	(21)	(143)	(64)

	13,475	(15,186)	3,189	(1,711)	6,401

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(12)	8	1	(4)	21

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	735	(225)	(531)	510	(315)
Cash and non-interest-bearing deposits with banks at beginning of period	1,333	1,558	1,673	1,558	1,457

Cash and non-interest-bearing deposits with banks at end of period	$2,068	$1,333	$1,142	$2,068	$1,142

Cash interest paid	$988	$1,554	$2,362	$2,542	$5,237
Cash income taxes (recovered) paid	$(1,227)	$(25)	$107	$(1,252)	$953

(1)	Includes amortization of buildings, furniture, equipment leasehold improvements, software and other intangible assets.

(2)	Includes securities initially bought as trading securities and subsequently reclassified to HTM and AFS securities.
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Second Quarter 2009	43

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2008, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008, as set out on pages 94 to 155 of the 2008 Annual Accountability Report.
1. Change in accounting policy
Intangible assets
Effective November 1, 2008, we adopted Canadian Institute of Chartered Accountants (CICA) handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new standard establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we have retroactively reclassified intangible assets relating to application software with net book value of $374 million as at January 31, 2009 (October 31, 2008: $385 million) from “Land, buildings and equipment” to “Software and other intangible assets” on our consolidated balance sheet.
2. Fair value of financial instruments
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2008 consolidated financial statements.
Methodology and sensitivity
Valuation techniques using non-market observable inputs are used for a number of financial instruments including our U.S. residential mortgage market (USRMM) and certain non-USRMM positions. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-market observable), are primarily used for the valuation of these positions.
We also consider whether a credit valuation adjustment (CVA) is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     Our credit valuation adjustments are driven off market observed credit spreads for each counterparty, or a proxy for a comparable credit quality where no observed credit spreads exist, or where observed credit spreads are considered not to be representative of an active market.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $3 million for the quarter ended April 30, 2009 in our unhedged USRMM portfolio and $66 million for the quarter ended April 30, 2009 in our non-USRMM portfolio, excluding unhedged HTM positions and before the impact of the transaction with Cerberus Capital Management LP (Cerberus).
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions other than those classified as HTM and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $252 million for the quarter ended April 30, 2009 before the impact of the Cerberus protection. The fair value of the Cerberus protection is expected to reasonably offset any changes in the fair value of protected USRMM positions.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $247 million for the quarter ended April 30, 2009.
     The total net loss recognized in the consolidated statement of operations on the financial instruments, for which fair value was estimated using a valuation technique requiring unobservable market parameters, for the quarter ended April 30, 2009 was $338 million ($1,148 million for the six months ended April 30, 2009).
Fair value option
Financial instruments designated at fair value are those that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $29,575 million and $11,763 million respectively as at April 30, 2009 ($22,867

44	CIBC Second Quarter 2009

Consolidated Financial Statements
million and $6,388 million as at October 31, 2008). The FVO designated items and related hedges resulted in net income of $120 million for the quarter ended April 30, 2009 ($216 million for the six months ended April 30, 2009).
     The impact of changes in credit spreads on FVO designated loans was a gross loss of $20 million for the quarter ended April 30, 2009 ($68 million for the six months ended April 30, 2009), and a $0.4 million loss for the quarter ended April 30, 2009 ($16 million for the six months ended April 30, 2009) net of credit hedges.
     The impact of CIBC’s credit risk on outstanding FVO designated liabilities was a $12 million loss for the quarter ended April 30, 2009 ($14 million for the six months ended April 30, 2009).
3. Securities
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In the current quarter, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

$ millions, as at	April 30, 2009		October 31, 2008
	Previously
	Reclassified
	Fair	Carrying	Fair	Carrying
	value	value	value	value

Trading assets reclassified to HTM	$5,631	$6,659	$6,135	$6,764
Trading assets reclassified to AFS	1,122	1,122	1,078	1,078

Total financial assets reclassified	$6,753	$7,781	$7,213	$7,842

	For the three months ended		For the six months ended
$ millions	Apr. 30, 2009	Jan. 31, 2009	Apr. 30, 2009

Income (loss) recognized on securities reclassified
Gross income recognized in income statement	$71	$124	$195
Impairment write-downs	(55)	—	(55)
Funding related interest expenses	(36)	(44)	(80)

Net (loss) income recognized, before taxes	(20)	80	60

Impact if reclassification had not been made
On trading assets reclassified to HTM	77	322	399
On trading assets reclassified to AFS	(37)	26	(11)

Reduction (increase) in income, before taxes	$40	$348	$388

4. Allowance for credit losses

	For the three months ended					For the six months ended
			Apr. 30, 2009	Jan. 31, 2009	Apr. 30, 2008	Apr. 30, 2009	Apr. 30, 2008
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$701	$926	$1,627	$1,523	$1,469	$1,523	$1,443
Provision for credit losses	329	65	394	284	176	678	348
Write-offs	(269)	—	(269)	(228)	(202)	(497)	(389)
Recoveries	22	—	22	44	26	66	57
Transfer from general to specific (1)	3	(3)	—	—	—	—	—
Other	(6)	—	(6)	4	(1)	(2)	9

Balance at end of period	$780	$988	$1,768	$1,627	$1,468	$1,768	$1,468

Comprises:
Loans	$780	$913	$1,693	$1,551	$1,384	$1,693	$1,384
Undrawn credit facilities	—	75	75	76	84	75	84

(1)	Related to student loan portfolio.

CIBC Second Quarter 2009	45

5. Securitizations and variable interest entities
Securitizations (residential mortgages)
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program and the more recent Government of Canada NHA MBS Auction process. We also securitize mortgage assets to a qualifying special purpose entity (QSPE) that holds Canadian mortgages. Total assets in the QSPE as at April 30, 2009 were $757 million (October 31, 2008: $634 million), of which $321 million (October 31, 2008: $171 million) represent insured prime mortgages and the remaining $436 million (October 31, 2008: $463 million) represent uninsured Near Prime/Alt A mortgages. We also hold another $63 million (October 31, 2008: $15 million) in inventory that is available for securitization. The Near Prime/Alt A mortgages do not meet traditional lending criteria in order to qualify for prime-based lending because of either limited credit history or specific isolated event driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past five years of 20 bps and an average loan-to-value ratio of 75%.
     Upon sale of securitized assets, a net gain or loss is recognized in “Income from securitized assets”. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Securitized	$14,405	$7,864	$2,663	$22,269	$8,971
Sold	6,567	7,601	937	14,168	3,209
Net cash proceeds	6,525	7,610	933	14,135	3,183
Retained interests	350	386	20	736	68
Gain on sale, net of transaction costs	47	(6)	9	41	23

Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.6	3.4	4.0	3.5	3.8
Prepayment/payment rate	12.0 - 20.0	13.0 - 24.0	11.0 - 35.0	12.0 - 24.0	11.0 - 36.0
Discount rate	1.7 - 8.8	1.4 - 7.5	2.9 - 3.6	1.4 - 8.8	2.9 - 4.6
Expected credit losses	0.0 - 0.2	0.0 - 0.2	0.0 - 0.1	0.0 - 0.2	0.0 - 0.1
Variable interest entities (VIEs)
VIEs that are consolidated
As discussed in Note 6 to our 2008 consolidated financial statements, we were considered the primary beneficiary of certain VIEs and consolidated total assets and liabilities of approximately $1,200 million as at April 30, 2009 (October 31, 2008: $109 million).
     During the first and second quarters, we acquired all of the commercial paper issued by MACRO Trust, a CIBC-sponsored conduit. This resulted in the consolidation of the conduit with $508 million of dealer floorplan receivables, $481 million of auto leases, and other assets being recognized in the consolidated balance sheet as at April 30, 2009.
     The table below provides further details on the assets that support the obligations of the consolidated VIEs:

	2009	2008
$ millions, as at	Apr. 30	Oct. 31

Cash	$65	$—
Trading securities	—	34
AFS securities	80	60
Residential mortgages	63	15
Other assets	992	—

	$1,200	$109

VIEs in which we have a significant interest, but do not consolidate
We have significant interests in VIEs where we are not considered the primary beneficiary and thus do not consolidate. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts. These VIEs include several multi-seller conduits in Canada, which we sponsor, and CDOs for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors.
     Securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), and Student Loan Marketing Association (Sally Mae) are among our holdings that are not considered significant interests in the entities.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at April 30, 2009, our direct investment in commercial paper issued by our sponsored conduits was $8 million (October 31, 2008: $729 million). We were not considered to be the primary beneficiary of any of these conduits. At April 30, 2009, our maximum exposure to loss relating to CIBC sponsored conduits was $5.6 billion (October 31, 2008: $ 8.7 billion).

46	CIBC Second Quarter 2009

     Maximum exposure to loss are amounts net of hedges. The maximum exposure comprises the fair value for investments, the notional amounts for liquidity and credit facilities, the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets, and the positive fair value for all other derivative contracts with VIEs. Excluded hedged positions amount to $24.1 billion (October 31, 2008: $25.8 billion).

$ billions, as at	April 30, 2009		October 31, 2008

		Maximum		Maximum
	Total	exposure	Total	exposure
	assets	to loss	assets	to loss

CIBC-sponsored conduits	$6.0	$5.6	$10.1	$8.7
CIBC structured CDO vehicles	1.1	—	1.1	—
Third-party structured vehicles	6.1	0.9	7.2	1.5
     During the quarter, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 which qualifies as Tier 1 regulatory capital. The Trust is a VIE which is not consolidated as we are not considered the primary beneficiary.
6. Share capital
Common shares
During the first quarter, we issued 0.3 million new common shares for a total consideration of $12 million, pursuant to stock options plans.
     During the second quarter, we issued 0.4 million new common shares for a total consideration of $16 million, pursuant to stock options plans.
Preferred shares
On February 4, 2009, we issued 13 million 6.5% non-cumulative Rate Reset Class A Preferred Shares, Series 35 with a par value of $25.00 each, for net proceeds of $319 million.
     On March 6, 2009, we issued 8 million 6.5% non-cumulative Rate Reset Class A Preferred Shares, Series 37 with a par value of $25.00 each, for net proceeds of $196 million.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2009		2008
$ millions, as at	Apr. 30		Oct. 31

Tier 1 capital	$13,732		$12,365
Total regulatory capital	19,031		18,129
Risk-weighted assets	119,561		117,946
Tier 1 capital ratio	11.5%		10.5%
Total capital ratio	15.9%		15.4%
Assets-to-capital multiple	16.6	x	17.9	x

CIBC Second Quarter 2009	47

7. Capital Trust Securities
On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as deposits — business and government in the consolidated balance sheet.
     The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in perpetual preferred shares of CIBC. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     In addition, the Notes will be automatically exchanged for perpetual preferred shares of CIBC upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the Office of the Superintendent of Financial Institutions (OSFI) takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total Capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.
     CIBC Tier 1 Notes — Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series A will reset to the 5-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes — Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series B will reset to the 5-year Government of Canada bond yield at such time plus 9.878%.
     According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. As at April 30, 2009, $1,589 million represents regulatory Tier 1 capital and is net of $7 million of Tier 1 Notes — Series A and $4 million of Tier 1 Notes — Series B held for trading purposes.
     The table below presents the significant terms and conditions of the Notes as at April 30, 2009:

						2009
$ millions						Apr. 30

				Earliest redemption dates
				At greater of
				Canada Yield		Principal
Issue	Issue Date	Interest payment dates	Yield	Price (1) and par	At Par	Amount

CIBC Capital Trust
$1,300 Tier 1 Notes — Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300
$ 300 Tier 1 Notes — Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	$300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes — Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is anytime on or after June 30, 2019, and (ii), for the CIBC Tier 1 Notes - Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.
Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified above, and on any date thereafter, redeem the CIBC Tier 1 Notes Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes Series A or Series B prior to the earliest redemption date specified above without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

48	CIBC Second Quarter 2009

8. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets, including collateralized debt obligations and other positions related to the USRMM. During the quarter, we recorded a charge of $657 million ($1,293 million for the six months ended April 30, 2009) on the hedging contracts provided by financial guarantors in trading revenue. Their related valuation adjustments were $5.1 billion as at April 30, 2009 (October 31, 2008: $4.6 billion). The fair value of derivative contracts with financial guarantors net of valuation adjustments was $2.5 billion as at April 30, 2009 (October 31, 2008: $2.3 billion).
     During the quarter, we cancelled non-USRMM exposures with a notional of $181 million and unwound related purchased credit derivatives of a similar amount with a financial guarantor with no impact to our results for the quarter. In the first quarter, we commuted USRMM contracts with a financial guarantor for $120 million with negligible impact to our results.
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.
9. Income taxes
As at April 30, 2009, our future income tax asset was $1,989 million (October 31, 2008: $1,822 million), net of a $62 million valuation allowance (October 31, 2008: $62 million). Included in the future income tax asset are $1,226 million as at April 30, 2009 (October 31, 2008: $1,260 million) related to Canadian non-capital loss carryforwards that expire in 20 years, $75 million as at April 30, 2009 (October 31, 2008: $75 million) related to Canadian capital loss carryforwards that have no expiry date, and $477 million as at April 30, 2009 (October 31, 2008: $296 million) related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
10. Employee compensation and benefits
Share based compensation
The impact due to changes in CIBC’s share price in respect of cash-settled share based compensation under the Restricted Share Awards and Performance Share Units plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in employee compensation and benefits, within the consolidated statement of operations. During the quarter we recorded gains of $20 million (for the three months ended January 31, 2009: losses of $1 million; for the six months ended April 30, 2009: gains of $19 million) in the consolidated statement of operations and gains of $10 million (for the three months ended January 31, 2009: losses of $4 million, for the six months ended April 30, 2009: gains of $6 million) in other comprehensive income.
Employee future benefit expenses

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Defined benefit plans(1)

Pension benefit plans	$20	$20	$38	$40	$76
Other benefit plans	9	10	13	19	21

	$29	$30	$51	$59	$97

Defined contribution plans

CIBC’s pension plans	$3	$3	$4	$6	$8
Government pension plans (2)	18	20	23	38	44

	$21	$23	$27	$44	$52

(1)	Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. This change aligns our measurement date with our fiscal year end and had no impact on our consolidated statement of operations for the quarter.

(2)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC Second Quarter 2009	49

11. Loss/earnings per share (EPS)

	For the three months ended			For the six months ended
	2009	2009	2008	2009	2008
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Basic EPS
Net (loss) income	$(51)	$147	$(1,111)	$96	$(2,567)
Preferred share dividends and premiums	(39)	(36)	(30)	(75)	(60)

Net (loss) income applicable to common shares	$(90)	$111	$(1,141)	$21	$(2,627)

Weighted-average common shares outstanding (thousands)	381,410	380,911	380,754	381,156	359,512

Basic EPS	$(0.24)	$0.29	$(3.00)	$0.05	$(7.31)

Diluted EPS
Net (loss) income applicable to common shares	$(90)	$111	$(1,141)	$21	$(2,627)

Weighted-average common shares outstanding (thousands)	381,410	380,911	380,754	381,156	359,512
Add: stock options potentially exercisable(1) (thousands)	369	513	1,623	443	1,854

Weighted-average diluted common shares outstanding(2) (thousands)	381,779	381,424	382,377	381,599	361,366

Diluted EPS(3)	$(0.24)	$0.29	$(3.00)	$0.05	$(7.31)

(1)	Excludes average options outstanding of 4,845,876 with a weighted-average exercise price of $64.67; average options outstanding of 4,506,016 with a weighted-average exercise price of $65.94; and average options outstanding of 2,128,531 with a weighted-average exercise price of $79.50 for the three months ended April 30, 2009, January 31, 2009, and April 30, 2008, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS will be anti-dilutive; therefore basic and diluted EPS will be the same.
12. Guarantees

			2009			2008
$ millions, as at			Apr. 30			Oct. 31

	Maximum			Maximum
	potential		Carrying	potential		Carrying
	future payment(1)		amount	future payment (1)		amount

Securities lending with indemnification(2)	$35,241		$—	$36,152		$—
Standby and performance letters of credit	5,879		16	6,249		14
Credit derivatives
Written options	26,535		6,073	32,717		6,877
Swap contracts written protection	3,906		269	3,892		256
Other derivative written options	—	(3)	4,560	—	(3)	4,334
Other indemnification agreements	—	(3)	—	—	(3)	—

(1)	The total collateral available relating to these guarantees was $38.3 billion (October 31, 2008: $39.3 billion).

(2)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 143 of the 2008 consolidated financial statements for further information.

50	CIBC Second Quarter 2009

13. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and Wholesale Banking. These business lines are supported by five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the first quarter we moved the impact of securitization from CIBC Retail Markets to Corporate and Other. Prior period information was restated. In addition, we moved the sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. Prior period information was not restated.

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Markets	Banking	and Other	Total

Apr. 30, 2009	Net interest income (expense)	$1,233	$124	$(84)	$1,273
	Non-interest income (expense)	1,018	(365)	235	888
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,252	(241)	150	2,161
	Provision for credit losses	403	46	(55)	394
	Amortization(2)	31	1	68	100
	Other non-interest expenses	1,273	246	20	1,539

	Income (loss) before income taxes and non-controlling interests	545	(534)	117	128
	Income tax expense (benefit)	150	(161)	185	174
	Non-controlling interests	5	—	—	5

	Net income (loss)	$390	$(373)	$(68)	$(51)

	Average assets(3)	$285,986	$89,971	$(22,138)	$353,819

Jan. 31, 2009	Net interest income (expense)	$1,291	$78	$(36)	$1,333
	Non-interest income (expense)	1,124	(446)	11	689
	Intersegment revenue(1)	1	—	(1)	—

	Total revenue	2,416	(368)	(26)	2,022
	Provision for credit losses	327	19	(62)	284
	Amortization(2)	35	2	66	103
	Other non-interest expenses	1,270	265	15	1,550

	Income (loss) before income taxes and non-controlling interests	784	(654)	(45)	85
	Income tax expense (benefit)	217	(241)	(43)	(67)
	Non-controlling interests	5	—	—	5

	Net income (loss)	$562	$(413)	$(2)	$147

	Average assets(3)	$292,724	$97,316	$(20,791)	$369,249

Apr. 30, 2008	Net interest income (expense)	$1,397	$17	$(65)	$1,349
	Non-interest income (expense)	885	(2,183)	75	(1,223)
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	2,284	(2,166)	8	126
	Provision for credit losses	209	2	(35)	176
	Amortization(2)	28	3	30	61
	Other non-interest expenses	1,352	355	20	1,727

	Income (loss) before income taxes and non-controlling interests	695	(2,526)	(7)	(1,838)
	Income tax expense (benefit)	177	(891)	(17)	(731)
	Non-controlling interests	2	2	—	4

	Net income (loss)	$516	$(1,637)	$10	$(1,111)

	Average assets(3)	$261,369	$104,210	$(16,574)	$349,005

CIBC Second Quarter 2009	51

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the six months ended		Markets	Banking	and Other	Total

Apr. 30, 2009	Net interest income (expense)	$2,524	$202	$(120)	$2,606
	Non-interest income (expense)	2,142	(811)	246	1,577
	Intersegment revenue(1)	2	—	(2)	—

	Total revenue	4,668	(609)	124	4,183
	Provision for credit losses	730	65	(117)	678
	Amortization(2)	66	3	134	203
	Other non-interest expenses	2,543	511	35	3,089

	Income (loss) before income taxes and non-controlling interests	1,329	(1,188)	72	213
	Income tax expense (benefit)	367	(402)	142	107
	Non-controlling interests	10	—	—	10

	Net income (loss)	$952	$(786)	$(70)	$96

	Average assets(3)	$289,411	$93,705	$(21,454)	$361,662

Apr. 30, 2008	Net interest income (expense)	$2,781	$(147)	$(131)	$2,503
	Non-interest income (expense)	1,910	(4,976)	168	(2,898)
	Intersegment revenue(1)	3	—	(3)	—

	Total revenue	4,694	(5,123)	34	(395)
	Provision for credit losses	398	19	(69)	348
	Amortization(2)	56	8	59	123
	Other non-interest expenses	2,677	701	48	3,426

	Income (loss) before income taxes and non-controlling interests	1,563	(5,851)	(4)	(4,292)
	Income tax expense (benefit)	381	(2,057)	(57)	(1,733)
	Non-controlling interests	6	2	—	8

	Net income (loss)	$1,176	$(3,796)	$53	$(2,567)

	Average assets(3)	$258,280	$106,167	$(17,705)	$346,742

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

52	CIBC Second Quarter 2009